

COGNIZANT

PROFILES IN GROWTH

faster collaboration




Cognizant

2007 ANNUAL REPORT

Cognizant Technology Solutions (NASDAQ: CTSH) is a leading provider of consulting, information technology and business process outsourcing services, with a sharp focus on delivering solutions that generate ever-increasing business value to our clients. We view each client relationship as a true partnership – our unique global delivery model allows our teams to be aligned with a client's organization. Together, we strive to achieve a shared vision of performance that yields tangible returns in terms of innovation, growth and increased efficiencies.

From its founding, Cognizant was built with a global mindset. Today, this heritage has provided Cognizant with a significant market advantage. Because customers see globalization as a key element for their future success, they seek partners who can help them succeed in this journey. Cognizant is a uniquely qualified partner for these organizations.

Cognizant

To Our Stockholders:

COGNIZANT'S EXCELLENT PERFORMANCE IN 2007 reflected our long-term strategy of investing in our global platform to capture growth opportunities in the dynamic global services and outsourcing marketplace. During the past twelve months, we expanded our geographic presence, continued to build additional service offerings, and enhanced our capacity to serve a broader range of industry verticals.

As a result of our continuous efforts to strengthen the Company's value proposition, Cognizant today is widely recognized in the marketplace as a leader, with the global resources to deliver faster collaboration, more innovation, and better operating and financial results for our clients.

Strong Results, Resilient Business Model

Our financial performance was distinguished by a 50% increase in revenue, which surpassed the $2 billion milestone to reach a Company record of $2.1 billion. GAAP net income was $350.1 million, or $1.15 per diluted share, rising from $232.8 million, or $0.77 per diluted share, for 2006.

These strong results demonstrate the resiliency of our business model and the Company's ability to generate consistent performance during periods of change and challenge in the business environment. Our focus on expanding our business in new geographies, service lines and in our vertical business segments, as well as prudent expense management and better utilization of our teams, allowed Cognizant to again produce exceptional revenue and earnings growth, while continuing to deliver value for our clients.



Revenues
(in thousands)
$2,135,577
$1,424,267
$885,830
$586,673
$368,231
03 04 05 06 07
Operating Income
(in thousands)
$381,522
$258,943
$177,616
$117,620
$72,312
03 04 05 06 07
Stockholders' Equity
(in thousands)
$1,468,210
$1,073,499
$714,145
$453,529
$274,070
03 04 05 06 07
Employees
55,405
38,853
24,342
15,327
9,241
03 04 05 06 07

Delivering Growth Across Sectors

Revenue growth was strong across multiple industry segments in 2007. Among the areas showing sharp revenue increases were two business segments in which Cognizant has typically had a major market presence: Financial Services (up 47% year-over-year) and Healthcare (rising 52%). In addition, we are pleased with the solid growth in several of the newer segments to which we have committed resources in recent years, including Retail, Manufacturing and Logistics (up 53%) and our Other segment, which includes our Information, Media and Entertainment, Communications and High Technology segments (a 52% increase).

We continue to work with market leaders. Among our significant client developments of the past year, pharmaceutical giant Merck & Co. Inc. named Cognizant as a strategic partner for a full suite of services, including applications outsourcing, IT infrastructure management and business process outsourcing - expanding on a relationship that dates back to 2005. We secured a significant IT applications outsourcing agreement with Kimberly-Clark, which will utilize the resources of our new Buenos Aires delivery location, as well as Chennai, India and other centers in North America and Europe. Rabobank, the largest banking group in The Netherlands, chose a partnership of Cognizant and Ordina for a seven-year outsourcing arrangement, for which we will provide on-site/offshore delivery. The California State Automobile Association, which provides automotive, travel, insurance and financial services, engaged Cognizant for business consulting, specialized software and service implementation and support services. In the Information, Media and Entertainment sector, Simon & Schuster, Inc. selected Cognizant for an end-to-end IT infrastructure management program.

FORTUNE® 2007
100 FASTEST GROWING
COMPANIES

Named to *Fortune's* list of 100 Fastest-Growing Companies for the 5th consecutive year (September 2007)

Late in 2007, we completed a transaction that will strengthen our offerings across all segments of the Life Sciences vertical, by acquiring marketRx, Inc. A leading provider of data analytics and related services, marketRx is highly regarded by global companies in the pharmaceutical, biotechnology and medical device businesses. In addition to its healthcare domain expertise and proprietary data analytics technology platform, marketRx has offices in Bridgewater, New Jersey and Gurgaon, India, which will become part of our global delivery network. The proprietary data analytics platform of marketRx will greatly enhance Cognizant's offerings for life sciences companies. Additionally, we plan to extend marketRx's innovative capabilities in analytics to the other industry sectors that we serve.

In total, Cognizant added approximately 100 new clients in 2007, to bring our active client list to nearly 500, including those who joined us as a result of the marketRx acquisition.

Global Delivery and Cognizant 2.0

At the end of 2007, Cognizant operated over 40 global delivery centers in Asia, Europe, North America and Latin America. We have continued to refine and expand our delivery platform to meet the growing demands of our clients for comprehensive solutions. Key initiatives during the year included a commitment of an additional $100 million investment for infrastructure expansion at multiple locations in India, bringing our total commitment to the India infrastructure program to $330 million through 2009. Our growing India operations now include locations in Bangalore, Chennai, Coimbatore, Hyderabad, Kochi, Kolkata, Mumbai, Pune and, with the marketRx acquisition, Gurgaon. We also have increased headcount significantly in China; over a dozen global clients now have some portion of their services delivered from our China center. Additionally, we are starting to see strong client demand for delivery from Latin America, from our base in Buenos Aires, Argentina.

We are building the next generation global delivery system, in which work can be divided into small "atomic" sub-processes, assigned to various locations based on the talent and experience required, and eventually reassembled into end-to-end solutions. This "de-coupling" of work from specific physical locations will enable us to devote the best intellectual resources from our global talent pool to each sub-process. Many of our clients are already benefiting from such "Virtual Delivery Centers," which are custom-designed to their exact business needs. As a result, we can deliver outcomes that are far more impactful than could be achieved under a traditional geographic-based outsourcing model.

To support this atomic approach to global delivery, we have been working for nearly two years on a new platform, which we call Cognizant 2.0. The new platform seamlessly integrates our global knowledge base and the efforts of our teams worldwide, permitting us to better orchestrate work around the globe, while providing a real-time view of the global work we are doing for our clients. Over time, we plan to add clients and affiliated solution providers in an "ecosystem of people, processes and partners" that will enhance and accelerate collaboration, productivity, flexibility and delivery.

Expanding Range of Services

In our constant drive to deliver business results to clients, Cognizant has broadened the range of services we provide beyond our traditional foundation of applications development and maintenance. Specifically, we have continued to build strong offerings in IT infrastructure services, consulting, business process outsourcing (BPO) and knowledge process outsourcing (KPO).

BusinessWeek

Ranked 12th in *BusinessWeek* Top 50 Performers list (March 2007)

Ranked 15th in *BusinessWeek* Hot Growth Companies list (May 2007)

Ranked 9th Fastest Growing in *BusinessWeek* Info Tech 100 list (July 2007)

We have made substantial investments to provide our clients with an end-to-end IT infrastructure management platform that addresses key client concerns such as risk mitigation, flexibility and global consistency. As a result of our 2006 acquisition of AimNet, we have built a Global Infrastructure Operations Center platform that combines on-site, near-shore and offshore in a manner that can be easily integrated with the client's existing environment.

Additionally, our Cognizant Business Consulting (CBC) group now consists of more than 1,800 consulting professionals. CBC provides clients with high quality, unbiased advice in such critical areas as IT strategy, outsourcing strategy, business process redesign, solutions evaluation and design, as well as numerous other strategy, domain and functional consulting areas.

We also have made strides in developing our BPO capabilities. Because of our solid domain expertise, clients increasingly are turning to Cognizant to handle specific processes that are critical to their business, such as managing clinical trials for life sciences companies or claims administration in the insurance industry.

Our SAP® practice, which provides end-to-end solutions for the implementation, maintenance, upgrade and enhancement of SAP® applications, is another growth area for Cognizant. We are gaining traction as a leader in working with clients to implement SAP® applications, producing business solutions that integrate such functions as materials management, finance, sales and marketing and human resources on a global scale.

Culture and Commitment

We cannot emphasize strongly enough that Cognizant's "client first" culture lies at the heart of our ability to deliver value for clients and profitable growth for stockholders. That culture is reflected in a passion for building strong businesses – both our clients' and our own. We are deeply grateful to all of our people worldwide for their dedicated efforts and their role in our continued success.

Forbes

Entered *Forbes* Global 2000 list (April 2007)

In 2007, to maintain our commitment to world-class client service and build capacity for future growth, we increased our global headcount by 43%, ending the year with over 55,000 professionals. With thousands of team members, representing nationalities from around the globe, the need for a strong, positive and consistent corporate culture is undeniable. We foster such a culture by recruiting the best talent, providing the best training and empowering our people to make decisions in the best interests of their clients.

To ensure that Cognizant employees are aligned with our vision and values from the start, each new associate is trained in the Cognizant approach. Education and training are also critical to the culture-building effort, whether through our own Cognizant Academy, or the many outside universities and finishing schools whose programs we help to sponsor. A major thrust of our training programs is to ensure that all employees are skilled and certified in multiple disciplines, making them more valuable to the Company and our clients, as well as enhancing their professional development.

A distinguishing aspect of Cognizant's culture is our "Two-in-a-Box™" client relationship model, in which senior managers located on the client's premises work closely with counterparts at our offshore delivery centers to coordinate business requirements and deliverables. This creates a commonality of interest and a close alignment between our teams and our clients that transcends geographic borders and divisional boundaries.



Francisco D'Souza
President and
Chief Executive Officer

Award-Winning Performance

We are pleased that Cognizant's culture of client service and our ability to deliver profitable growth have again been recognized by respected independent sources. Technology research firm Gartner, Inc. positioned Cognizant in the Leaders Quadrant of its Magic Quadrant for North American Offshore Application Services in August 2007 for the second consecutive time. Forrester Research also recognized Cognizant as a leader in a report entitled "The Forrester Wave: North American Applications Outsourcing Q1 2007", and cited the Company as a top offshore provider for North American applications outsourcing in the current offering category. We believe these evaluations reflect the strength of our clear vision on the direction of our market, our determination to commit resources to delivering on that vision and our uncompromising approach to client service. Among other honors, Cognizant was named to the *Fortune* magazine list of "100 Fastest-Growing Companies" for 2007 – making us the only company to appear on this list for the last five consecutive years. Also, *BusinessWeek* magazine again included the Company in its "InfoTech 100," noting that Cognizant was the fastest growing technology outsourcing firm on that list.

Investing in the Future

Looking ahead, Cognizant will continue to make the strategic investments needed to serve our customers more effectively and deliver profitable growth for our shareholders. Our top three priorities remain: enhancing our domain expertise within an ever-increasing range of industries, growing our service offerings to provide value in a wider range of disciplines and expanding the geographic footprint of our global delivery platform. We are confident that this approach will drive continued strong performance and we thank you for your interest and support.

Sincerely,

Francisco D'Souza
President and Chief Executive Officer

PROFILES IN GROWTH

Globalizing Our Business

Cognizant has continued to broaden its global footprint on both the demand and supply sides of our business. In terms of the demand for our services, we are experiencing solid growth with clients in regions beyond the well-established U.S. market. On the supply side, we have continued to build our global delivery network, expanding our facilities in China and Latin America, in addition to our ongoing multi-year $330 million investment in India. As a result, we offer true global solutions to a global client base.



GEOGRAPHIC EXPANSION

Cognizant operates global delivery centers in Asia, Europe, North America and Latin America. We have the ability to divide work into sub-processes that can be managed from various locations, and reassembled into end-to-end solutions.

Building Momentum in Europe

Our experience in Europe, which was the fastest-growing region for Cognizant's services in 2007, provides an excellent "case study" of the increasing globalization of our business. Revenue from European operations rose 89% for the year, and represented 16.1% of our total revenue – up from 12.9% in 2006. The countries experiencing the most dramatic increases in outsourcing demand include the U.K., Switzerland and the Benelux region. This explosive growth has occurred across a number of industries, such as banking/financial services, life sciences, manufacturing and retail.

Our increasing penetration of Europe is due, in part, to Cognizant's investments in building our global delivery resources in the region over the past few years. In addition, a rising number of European businesses have begun to recognize the value of outsourcing and are moving to embrace the practice. Yet, notwithstanding the recent burst of activity, outsourcing remains in its infancy in Europe as compared with the more established market in North America, therefore leaving enormous room for further gains.

In an initiative that will further expand our presence in Europe, Cognizant announced in March 2008 a systems integration alliance with T-Systems, the enterprise customer division of Deutsche Telekom. This represents a unique partnership, giving customers in continental Europe access to a systems integration leader that is well-versed in the local European business environment, combined with Cognizant's powerful global delivery capabilities.

Cognizant was born global; we tap the best talent around the world to drive results for clients.



Broadening Our Industry Expertise

In recent years Cognizant's passion for client service, and our dedication to building strong businesses, have been extended to an expanding range of industries. We have added to our domain expertise and strengthened our ability to offer solutions that are relevant to a wider array of sectors. Through these efforts, we now have a significant presence in such diverse fields as financial services; healthcare and life sciences; retail, manufacturing and logistics; and information, media and entertainment, and high technology, among others.

Healthy Demand in Life Sciences

Our role as a leading services provider for an increasing number of life sciences and healthcare companies is one of the true success stories of 2007. Based on our proven domain expertise and global delivery resources, we have established or expanded relationships with a range of pharmaceutical, biotech and medical device companies, serving 27 of the top 30 global pharmaceutical companies, nine of the top ten biotech companies, and two of the top five medical device companies. We are honored that a growing roster of life sciences and health care companies – whose products and services are vital to billions of people worldwide – are placing their trust in Cognizant.

The segments of the life science industry that Cognizant serves – and the processes we manage for our clients – are extremely diverse. For the international pharmaceutical giant AstraZeneca, we support the development and approval process for new medicines by helping to manage global clinical development programs, including data management planning, clinical study set-up for electronic data capture, medical coding, adverse event reconciliation, clinical data management and training for clinical sites and investigators.



INDUSTRY LEADERSHIP

The life sciences industry has been an area of dramatic growth for Cognizant, and our clients now include many of the world's leading pharmaceutical, biotech, medical device and insurance companies.

Our acquisition of marketRx last year has significantly enhanced our value proposition to the life sciences sector. marketRx serves the healthcare industry with a portfolio of analytics, market research and other services. Its prestigious client list includes all of the top 20 pharmaceutical companies and four of the five largest biotech firms.

A number of other drug companies rely on our BPO and analytics services to meet the challenge of discovering new treatments, using our capabilities to support drug development and testing, sales and marketing and administrative functions. A leading health insurance provider relies on Cognizant to update and maintain records on the credentials of physician providers in their network, while other insurers turn to us for claims administration services.


Cognizant's
domain expertise
can be a critical
factor in bringing
new medical
treatments
to market.

Increasing Our Service Offerings

We have strengthened Cognizant's value proposition for clients by broadening our range of solutions to additional disciplines that are critical to their business success. Key areas in which we have added or enhanced our offerings include BPO and KPO, consulting, IT infrastructure services and ERP. Additionally, we continue to see significant demand for our application development and application value management services.

Added Value Through BPO

Our growing arsenal of services is evident from our significant commitment in the area of BPO solutions. Clients increasingly are looking to Cognizant to provide assistance with high-value business processes that are integral to the functioning of their organizations. By assuming the management of such industry-specific processes, we can enhance a client's capabilities, strengthen their competitive edge, and bring innovation and inspiration to key operations.

Building on Cognizant's domain expertise, we have established BPO Centers of Excellence in a number of functional areas that are vital to specific industry sectors. For example, we have established Centers of Excellence in Clinical Data Management for life sciences, fund accounting and capital market operations for financial services, and claims management and policy administration for insurance clients. We have similar Centers of Excellence in other business processes and industries, as well.

To leverage our expertise, we have organized our BPO/KPO practice around "best of industry" teams, each of which has deep experience in creating and implementing processes for the specific verticals they serve. This structure ensures that clients' needs will be served by a team with intimate knowledge of their business and core processes. At the same time, it also provides an attractive career path for our people — who have the opportunity to become focused industry professionals with highly specialized and valuable expertise.



BUSINESS INSIGHTS

Through our BPO practice, we are building Centers of Excellence in numerous industry-specific, high-value processes that are critical to our clients' businesses.


Cognizant
partners with
clients to create
IT solutions that
build their business
and enhance
their success.

How have the needs of clients changed, in terms of the services they are demanding from outsourcing providers?

Outsourcing used to be viewed primarily as "labor arbitrage," that is, using an offshore provider to perform a function at a lower cost than could be achieved by the client itself. Now, however, clients increasingly look at outsourcing as "knowledge arbitrage". They want to work with providers who can bring specific domain and process expertise to the table in order to improve business outcomes. They want us to think about their business in insightful ways that give them "access to innovation." And, they want to have core processes managed in a fashion that enables them to do things they could not have done otherwise, such as seizing a new revenue opportunity or re-thinking a functional area to support growth.

What is unique about Cognizant's service culture and business model that enables you to meet the needs of global clients?

We have always had a culture that places a high value on partnering with clients to achieve successful business outcomes. All of our people are aligned on the principle that the client comes first. This is reinforced by a unique practice that we call "Two-in-a-Box™", in which a senior project manager based on-site at the client's offices is paired with a Cognizant team member at one of our global delivery centers, so that there is someone at the local level who is intimate with the client's business and empowered to make critical decisions, backed up by world class global delivery. Additionally, we extend this "Two-in-the-Box" concept by pairing key members of Cognizant with those of our clients, ensuring constant coordination and quality of services delivered. As a result, clients give us high marks for understanding and delivering on their overall business goals – not just a narrowly-defined set of functional goals.

What are the new service areas that are most important to clients' needs and Cognizant's growth?

We have made major investments in recent years to expand our services in areas such as BPO/KPO, consulting, IT infrastructure and package implementation. In BPO, clients really see the value proposition in having their core processes managed by a partner like Cognizant, which not only understands those processes, but also has deep domain expertise. Consulting is another strategic area, where we can develop and implement solutions for clients that leverage a wide array of skills from across our organization. Another area where we see strong growth opportunities is IT infrastructure. We have the ability to manage a client's IT network 24/7, with our dual operations centers in North America and India. Finally, as more companies in a range of industries adopt SAP® applications, we have a practice that can help them get the maximum advantage from these major SAP® system projects.



How did Cognizant expand its geographic reach in 2007, and what are your plans for the future?

On the demand side of the equation, the big factor in 2007 was Europe. We saw a sharp increase in business with European clients, both because global delivery is rapidly becoming more accepted, and because we laid the foundation by investing in regional infrastructure. In terms of our supply of talent, we have moved beyond the pilot stage in China and we now have over 600 people performing meaningful development work for several clients. Latin America also became more important for us last year, as we built up our capabilities in Buenos Aires to meet the needs of a specific client. You will see us further expand our presence in Europe in the near future, with a facility in Budapest. Finally, we have continued to expand in India. We're devoting the bulk of our capital expenditures to build up our facilities there, and both the marketRx acquisition and our 2008 alliance with T-Systems bring additional resources in India.

In which industry segments are you seeing the greatest growth?

Life sciences, or healthcare, would be a real standout in that regard; we are establishing a leadership position in multiple segments of the market, ranging from pharmaceutical and biotech companies, to medical device manufacturers to insurance providers. This has become our second major industry focus, after financial services, which still continues to grow nicely. At the same time, we have enjoyed strong growth in several verticals, including: retail, manufacturing and logistics; information, media and entertainment; high technology and communications. These industries are at relatively early stages in their adoption of global services delivery, offering significant growth upside.

How does Cognizant maintain its levels of employee engagement and motivation as it continues its rapid growth?

Our continued investments in talent management showed strong results in 2007. We entered the year with approximately 39,000 associates and exited the year with more than 55,000. Over the course of the year, we saw our employee attrition drop from a level of 16% in 2006 to 15% in 2007. Our employee satisfaction scores – which are determined each year through a third-party organization – continued to improve. And – in a key measure of employee satisfaction – we saw employee-referrals for new hires increase, with 33% of all new lateral hires being referred by existing Cognizant associates. Our unique culture – of being born global, intensely focused on customer satisfaction, and enabling motivated associates to grow in their careers as Cognizant continues to grow – has proven to not only sustain itself, but to strengthen, as we expand into new geographies, service lines, and industry sectors.



Executive Team
(left to right)

Gordon Coburn, CFO and COO
Lakshmi Narayanan, Vice Chairman
Francisco D'Souza, President and CEO
Chandra Sekaran, President and Managing Director, Global Delivery
Rajeev Mehta, COO, Global Client Services



Index to Financial Review

Management's Discussion and Analysis of Financial Condition and Results of Operations	16
Report of Management	31
Report of Independent Registered Public Accounting Firm	32
Consolidated Statements of Financial Position as of December 31, 2007 and 2006	33
Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2007, 2006, and 2005	34
Consolidated Statements of Stockholders' Equity for the years ended December 31, 2007, 2006, and 2005	35
Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2006, and 2005	36
Notes to Consolidated Financial Statements	37
Selected Consolidated Financial Data	51
Performance Graph	52
Corporate Information	53

EXECUTIVE SUMMARY

In 2007, our revenues increased to $2,135.6 million compared to $1,424.3 million in 2006. Net income increased to $350.1 million or $1.15 per diluted share, including stock-based compensation expense and stock-based Indian fringe benefit tax expense, net of tax, equal to $0.12 per diluted share, during 2007. This is compared to $232.8 million or $0.77 per diluted share, including stock-based compensation expense, net of tax, equal to $0.09 per diluted share, during 2006. The key drivers of our revenue growth in 2007 were as follows:

- greater penetration of the European market, where we experienced revenue growth of 86.5% in 2007 as compared to 2006;
- strong performance of our Manufacturing/Retail/Logistics segment, which had year-over-year revenue growth of approximately 52.7% and our Healthcare segment, which had year-over-year revenue growth of approximately 52.5%;
- continued strength of our Financial Services segment and Other segment, particularly with our media and information services customers;
- expansion of our service offerings, which enabled us to cross-sell new services to our customers and meet the rapidly growing demand for complex large-scale outsourcing solutions;
- increased penetration at existing customers, including strategic customers. Specifically, 96.2% of our 2007 revenues were derived from customers who had been using our services at the end of 2006; and
- continued expansion of the market for global delivery of IT services and business process outsourcing.

We saw a continued increase in demand from our customers for a broad range of IT solutions, particularly high performance web development initiatives and complex systems development engagements, testing, enterprise resource planning, or ERP, infrastructure management, business process outsourcing and business intelligence. We finished the year with approximately 500 active clients compared to 400 as of December 31, 2006 and increased the number of strategic clients by 20 during the year bringing the total number of our strategic clients to 107. We define a strategic client as one offering the potential to generate $5 million to $50 million or more in annual revenues at maturity. Our top five and top ten customers accounted for approximately 24% and 34%, respectively, of our total revenues in 2007 as compared to approximately 29% and 39%, respectively, for the year ended December 31, 2006. As we continue to add new customers and increase our penetration at existing customers, we expect the percentage of revenues from our top five and top ten customers to continue to decline over time.

In Europe, we continue to experience strong growth. During 2007, our revenue from European customers increased by approximately 86.5% to approximately $342.9 million compared to approximately $183.9 million in 2006. In 2007, revenue from Europe, excluding the UK, increased by approximately $72.9 million from approximately $48.9 million in 2006 to approximately $121.8 million. Europe will continue to be an area of significant investment for us in 2008 as we see this region as a growth opportunity for the long term.

Our revenue growth is also attributed to increasing market acceptance of, and strong demand for, offshore IT software and services and business process outsourcing. Recent NASSCOM (India's National Association of Software and Service Companies) reports state that India's IT software and services and business process outsourcing sectors were an estimated $31.3 billion industry in 2007 with IT software and services exports and business process outsourcing exports growing 36% and 34%, respectively, in 2007. The Indian IT software and services and business process outsourcing sectors are expected to grow to greater than $60 billion by the year 2010.

In 2007, our operating margin decreased to approximately 17.9% compared to 18.2% in 2006. Excluding stock-based compensation costs of approximately $35.9 million and stock-based Indian fringe benefit tax expense of $5.9 million, operating margin in 2007 was approximately 19.8%. This was in line with our historic targeted operating margin range, excluding stock-based compensation costs and stock-based Indian fringe benefit tax expense, of 19% to 20% of total revenues. Historically, we have invested our profitability above the 19% to 20% operating margin level, which excludes stock-based compensation and stock-based Indian fringe benefit tax expense, back into our business, which we believe is a significant contributing factor to our strong revenue growth. This investment is primarily focused in the areas of: (i) hiring client partners and relationship personnel with specific industry experience or domain expertise; (ii) training our technical staff in a broader range of IT service offerings; (iii) strengthening our business analytic capabilities; (iv) strengthening and expanding our portfolio of services; (v) continuing to expand our geographic presence for both sales and delivery; and (vi) recognizing and rewarding exceptional performance by our employees. In addition, this investment includes maintaining a deep bench of resources, trained in a broad range of service offerings, to be well positioned to respond to our customer requests to take on additional projects. For 2008, we expect to continue to invest amounts in excess of our historical targeted operating margin levels back into the business.

In 2007, we experienced pressure on our cost structure due to the appreciation of the Indian rupee versus the U.S. dollar. This is in addition to the continuing wage inflation, primarily in India, that we have experienced over the last several years. Approximately 31% of our global costs for the year ended December 31, 2007 were denominated in the Indian rupee. The appreciation of the Indian rupee versus the U.S. dollar during 2007 had the effect of decreasing our operating margin by approximately 210 basis points or 2.1 percentage points in 2007 as compared to 2006. Each additional 1% change in the exchange rate between the Indian rupee and the U.S. dollar will have the effect of moving our operating margin by approximately 25 basis points or 0.25 percentage points. During 2007, we implemented actions that mitigated these negative cost trends, including increasing our global utilization rates of our technical staff and reducing discretionary spending. Accordingly we believe this balanced response, at current exchange rates, will permit us to continue to maintain operating margins in our historic targeted operating margin range, which excludes stock-based compensation costs and stock-based Indian fringe benefit tax expense, of 19% to 20% of total revenues and permit us to continue to make the necessary investments to continue to grow the company.

We finished the year with total headcount of approximately 55,400, an increase of approximately 16,600 over the prior year. The increases in the number of our technical personnel and the related infrastructure costs, to meet the demand for our services, are the primary drivers of the increase in our operating expenses in 2007. Annualized turnover, including both voluntary and involuntary, was approximately 15% for 2007. The majority of our turnover occurs in India. As a result, annualized attrition rates on-site at clients are below our global attrition rate. In addition, attrition is weighted towards the more junior members of our staff. We have experienced wage inflation in India, which may continue in the future; however, this has not had a material impact on our results of operations as Indian wages represent approximately 20% of our total operating expenses.

Our current India real estate development program now includes planned construction of approximately 4.3 million square feet of new space. The expanded program, which commenced during the quarter ended March 31, 2007, includes the expenditure of approximately $330 million through the end of 2009 on land acquisition, facilities construction and furnishings to build new state-of-the-art IT development centers in regions primarily designated as Special Economic Zones located in India. During 2008, we expect to spend approximately $250 million globally for capital expenditures, the majority of which relates to our India real estate development program. In addition, we plan to selectively lease space in Special Economic Zones located in India to take advantage of tax incentives and meet our capacity requirements.

At December 31, 2007, we had cash and cash equivalents and short-term investments of $670.4 million and working capital of approximately $901.5 million. Accordingly, we do not anticipate any near-term liquidity issues. During 2007, we repurchased $105.4 million of our Class A common stock under a $200 million stock repurchase program authorized by our Board of Directors that expires in September 2008. Stock repurchases under this program must be funded from working capital. Also, in November 2007, we acquired marketRx, Inc., or marketRx, a U.S.-based leading provider of data analytics and process outsourcing for initial net cash consideration of approximately $135.9 million (including direct transaction costs). The marketRx acquisition will strengthen our life sciences industry expertise as well as our data analytics capabilities, which we expect to leverage across multiple industries. The operating results of marketRx included in our 2007 consolidated financial statements were immaterial. In 2008, we will continue to look for acquisitions that will strengthen our presence in a particular geographic area and increase our capabilities in a specific technology or industry.

On September 17, 2007, our Board of Directors declared a two-for-one stock split which was effected by a 100% stock dividend paid on October 16, 2007 to stockholders of record as of October 1, 2007. The stock split has been reflected in the accompanying consolidated financial statements, and all applicable references as to the number of outstanding common shares and per share information have been retroactively adjusted to reflect the stock split as if it occurred at the beginning of the earliest period presented. In addition, our stockholders' equity accounts have been retroactively adjusted to reflect a reclassification of an amount equal to the par value of the increase in issued shares of Class A common stock from the additional paid-in-capital account to the Class A common stock account.

CRITICAL ACCOUNTING ESTIMATES AND RISKS

Management's discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported for assets and liabilities, including the recoverability of tangible and intangible assets, disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. On an on-going basis, we evaluate our estimates. The most significant estimates relate to the recognition of revenue and profits based on the percentage of completion method of accounting for certain fixed-bid contracts, the allowance for doubtful accounts, income taxes, valuation of short-term investments, goodwill and other long-lived assets, assumptions used in valuing stock-based compensation arrangements, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The actual amounts may differ from the estimates used in the preparation of the accompanying consolidated financial statements. Our significant accounting policies are described in Note 1 to the consolidated financial statements.

We believe the following critical accounting policies require a higher level of management judgments and estimates than others in preparing the consolidated financial statements:

Revenue Recognition. Revenues related to our highly complex information technology application development contracts, which are predominantly fixed-priced contracts, are recognized as the service is performed using the percentage of completion method of accounting. Under this method, total contract revenue during the term of an agreement is recognized on the basis of the percentage that each contract's total labor cost to date bears to the total expected labor cost (cost to cost method). This method is followed where reasonably dependable estimates of revenues and costs can be made. Management reviews total expected labor costs on an ongoing basis. Revisions to our estimates may result in increases or decreases to revenues and income and are reflected in the consolidated financial statements in the periods in which they are first identified. If our estimates indicate that a contract loss will be incurred, a loss provision is recorded in the period in which the loss first becomes probable and reasonably estimable. Contract losses are determined to be the amount by which the estimated costs of the contract exceed the estimated total revenues that will be generated by the contract and are included in cost of revenues in our consolidated statement of operations. Contract losses for all periods presented were immaterial.

Stock-Based Compensation. Under the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123R, "Share-based Payment," stock-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the vesting period. Determining the fair value of stock-based awards at the grant date requires judgment, including estimating the expected term over which stock options will be outstanding before they are exercised, the expected volatility of our stock, the number of stock-based awards that are expected to be forfeited and, beginning in 2007, due to a recent tax law change in India, the expected exercise proceeds for stock-based awards subject to the Indian fringe benefit tax. If actual results differ significantly from our estimates, stock-based compensation expense and our results of operations could be materially impacted.

Income Taxes. Determining the consolidated provision for income tax expense, deferred tax assets and liabilities and related valuation allowance, if any, involves judgment. As a global company, we are required to calculate and provide for income taxes in each of the jurisdictions where we operate. Changes in the geographic mix or estimated level of annual pre-tax income can also affect the overall effective income tax rate. Effective January 1, 2007, we adopted Financial Interpretation No. 48, "Accounting for Uncertainty in Income Taxes-an interpretation of SFAS No. 109" (FIN 48). FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes." The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

Tax exposures can involve complex issues and may require an extended period to resolve. Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest.

On an on-going basis, we evaluate whether a valuation allowance is needed to reduce our deferred tax assets to the amount that is more likely than not to be realized. While we have considered future taxable income and on-going prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we determine that we will be able to realize deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should we determine that we will not be able to realize all or part of the net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Our Indian subsidiaries, Cognizant India, are export-oriented companies, which, under the Indian Income Tax Act of 1961, are entitled to claim tax holidays for a period of ten consecutive years for each Software Technology Park (STP) with respect to export profits for each STP. Substantially all of the earnings of Cognizant India are attributable to export profits. The majority of our STPs in India are currently entitled to a 100% exemption from Indian income tax. Under current law, these tax holidays will be completely phased out by March 2009. The incremental Indian taxes related to the taxable STPs have been incorporated into our effective income tax rate for 2007. In anticipation of the complete phase out of the tax holidays in March 2009, we expect to locate a portion of our new development centers in areas designated as Special Economic Zones (SEZ). Development centers operating in SEZ will be entitled to certain income tax incentives for periods up to 15 years. Under current Indian tax law, export profits after March 31, 2009 from our existing STPs will be fully taxable at the Indian statutory rate (33.99% as of December 31, 2007) in effect at such time. If the tax holidays relating to our Indian STPs are not extended or new tax incentives are not introduced that would effectively extend the income tax holiday benefits beyond March 2009, we expect that our effective income tax rate would increase significantly beginning in calendar year 2009.

Short-term Investments. As of December 31, 2007, we had $330.6 million in short-term investments. We have historically invested these amounts in municipal debt securities with interest rates that reset through a Dutch auction process and in corporate notes and bonds, U.S. government agencies, bank time deposits and commercial paper meeting certain criteria. We classify our marketable securities as available-for-sale at the time of purchase and evaluate such designation as of each balance sheet date. We evaluate our investments periodically for possible other-than-temporary impairment by reviewing factors such as the length of time and extent to which fair value has been below cost basis, the financial condition of the issuer and our ability and intent to hold the investment for a period of time, which may be sufficient for anticipated recovery of market value. An impairment charge would be recorded to the extent that the carrying value of our available-for-sale securities exceeds the fair market value of the securities and the decline in value is determined to be other-than-temporary.

Allowance for Doubtful Accounts. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The allowance for doubtful accounts is determined by evaluating the relative creditworthiness of each customer, historical collections experience and other information, including the aging of the receivables. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Goodwill. We evaluate goodwill for impairment at least annually, or as circumstances warrant. When determining the fair value of our reporting units, we utilize various assumptions, including projections of future cash flows. Any adverse changes in key assumptions about our businesses and their prospects or an adverse change in market conditions may cause a change in the estimation of fair value and could result in an impairment charge. As of December 31, 2007, our goodwill balance was approximately $148.8 million.

Long-Lived Assets. In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", we review long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In general, we will recognize an impairment loss when the sum of undiscounted expected future cash flows is less than the carrying amount of such asset. The measurement for such an impairment loss is then based on the fair value of the asset. If such assets were determined to be impaired, it could have a material adverse effect on our business, results of operations and financial condition.

Risks. Most of our IT development centers, including a majority of our employees, are located in India. As a result, we may be subject to certain risks associated with international operations, including risks associated with foreign currency exchange rate fluctuations and risks associated with the application and imposition of protective legislation and regulations relating to import and export or otherwise resulting from foreign policy or the variability of foreign economic or political conditions. Additional risks associated with international operations include difficulties in enforcing intellectual property rights, limitations on immigration programs, the burdens of complying with a wide variety of foreign laws, potential geo-political and other risks associated with terrorist activities and local and cross border conflicts, potentially adverse tax consequences, tariffs, quotas and other barriers. We are also subject to risks associated with our overall compliance with Section 404 of the Sarbanes-Oxley Act of 2002. The inability of our management and our independent auditor to provide us with an unqualified report as to the adequacy and effectiveness of our internal controls over financial reporting for future year ends could result in adverse consequences to us, including, but not limited to, a loss of investor confidence in the reliability of our financial statements, which could cause the market price of our stock to decline. See Part I, Item 1A, "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2007 for discussion of additional risks that may affect our business, operations or financial results.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain financial data expressed for the three years ended December 31, 2007:

(Dollars in thousands)	2007	% of Revenues	2006	% of Revenues	2005	% of Revenues	Increase 2007	Increase 2006
Revenues	$2,135,577	100.0%	$1,424,267	100.0%	$885,830	100.0%	$711,310	$538,437
Cost of revenues[1]	1,206,035	56.5	787,923	55.3	479,915	54.2	418,112	308,008
Selling, general and administrative[2]	494,102	23.1	343,238	24.1	206,899	23.3	150,864	136,339
Depreciation and amortization	53,918	2.5	34,163	2.4	21,400	2.4	19,755	12,763
Income from operations	381,522	17.9	258,943	18.2	177,616	20.1	122,579	81,327
Other income (expense), net	32,834		18,868		7,656		13,966	11,212
Provision for income taxes[3]	64,223		45,016		19,006		19,207	26,010
Net income	$350,133	16.4	$232,795	16.3	$166,266	18.8	117,338	66,529

(1) Includes stock-based compensation expense of $17,206 and $13,400 for the years ended December 31, 2007 and 2006, respectively, and stock-based Indian fringe benefit tax expense of $1,979 for the year ended December 31, 2007 and is exclusive of depreciation and amortization expense.

(2) Includes stock-based compensation expense of $18,710 and $16,534 for the years ended December 31, 2007 and 2006, respectively, and stock-based Indian fringe benefit tax expense of $3,943 for the year ended December 31, 2007 and is exclusive of depreciation and amortization expense.

(3) Provision for income taxes for the year ended December 31, 2005 includes a one-time tax benefit of $12,411 related to the repatriation of $60,000 of Indian earnings under the American Jobs Creation Act of 2004.

The following tables include certain non-GAAP financial measures, namely income from operations on a non-GAAP basis, excluding the impact of stock-based compensation resulting from the adoption of SFAS No. 123R and stock-based Indian fringe benefit tax expense, and net income on a non-GAAP basis, excluding the impact of a one-time tax benefit related to the repatriation of Indian earnings under the American Jobs Creation Act of 2004, or the Act. These non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and may be different from non-GAAP measures used by other companies. In addition, these non-GAAP measures, the financial statements prepared in accordance with GAAP and reconciliations of our GAAP financial statements to such non-GAAP measures should be carefully evaluated.

We seek to manage the company to a targeted operating margin, excluding stock-based compensation costs and stock-based Indian fringe benefit tax expense, of 19% to 20% of revenues. Accordingly, we believe that non-GAAP income from operations, excluding stock-based compensation costs and stock-based Indian fringe benefit tax expense, is a meaningful measure for investors to evaluate our financial performance. For our internal management reporting and budgeting purposes, we use financial statements that do not include stock-based compensation expense, stock-based Indian fringe benefit tax expense and the income tax benefit related to the repatriation of Indian earnings for financial and operational decision making, to evaluate period-to-period comparisons and for making comparisons of our operating results to that of our competitors. Further, management believes that the presentation of these non-GAAP financial measures provides useful information to investors because our consolidated statement of operations for the year ended December 31, 2005 did not reflect the impact of the adoption of SFAS No. 123R and included a one-time tax benefit of approximately $12.4 million related to the repatriation of $60 million of Indian earnings under the Act. Moreover, because of varying available valuation methodologies and the variety of award types that companies can use under SFAS No. 123R, we believe that providing a non-GAAP financial measure that excludes stock-based compensation allows investors to make additional comparisons between our operating results to those of other companies. Accordingly, we believe that the presentation of non-GAAP income from operations and non-GAAP net income when read in conjunction with our reported GAAP income from operations and GAAP net income can provide useful supplemental information to our management and to investors regarding financial and business trends relating to our financial condition and results of operations.

A limitation of using non-GAAP income from operations and non-GAAP net income versus income from operations and net income reported in accordance with GAAP is that non-GAAP operating results, exclude costs, namely, stock-based compensation and stock-based Indian fringe benefit tax expense that are recurring and a one-time tax benefit related to the repatriation of Indian earnings under the Act. Stock-based compensation and the related stock-based Indian fringe benefit tax expense will continue to be for the foreseeable future a significant recurring expense in our business. In addition, other companies may calculate non-GAAP financial measures differently than us, thereby limiting the usefulness of this non-GAAP financial measure as a comparative tool. We compensate for these limitations by providing specific information regarding the GAAP amounts excluded from non-GAAP income from operations and non-GAAP net income, and evaluating such non-GAAP financial measures with financial measures calculated in accordance with GAAP.

A reconciliation of income from operations as reported and non-GAAP income from operations excluding stock-based compensation expense and stock-based Indian fringe benefit tax expense is as follows for the year ended December 31:

(Dollars in thousands)	2007	% of Revenues	2006	% of Revenues
Income from operations, as reported	$ 381,522	17.9%	$ 258,943	18.2%
Add: Stock-based compensation expense	35,916	1.7	29,934	2.1
Add: Stock-based Indian fringe benefit tax expense	5,922	0.2	—	—
Non-GAAP income from operations, excluding stock-based compensation expense and stock-based Indian fringe benefit tax expense	$ 423,360	19.8%	$ 288,877	20.3%

A reconciliation of net income as reported and net income on a non-GAAP basis, excluding the impact of a one-time tax benefit related to the repatriation of Indian earnings under the Act is as follows for the year ended December 31:

(Dollars in thousands)	2005	% of Revenues
Net income, as reported	$ 166,266	18.8%
Less: Income tax benefit related to the repatriation of Indian earnings	12,411	1.4
Non-GAAP net income, excluding income tax benefit related to the repatriation of Indian earnings	$ 153,855	17.4%

Effective April 1, 2007, a new fringe benefit tax was introduced in India that obligates us to pay, upon exercise or distribution of shares under a stock-based compensation award, a non-income related tax on the appreciation of the award from date of grant to date of vest. There is no cash cost to us as we recover the cost of the Indian fringe benefit tax from the employee's proceeds from the award. Under U.S. GAAP, the stock-based Indian fringe benefit tax expense is required to be recorded as an operating expense and the related recovery of such tax from our employee is required to be recorded to stockholders' equity as proceeds from a stock-based compensation award. Our future operating results may experience volatility as a result of the timing of exercise or distribution of shares related to stock-based compensation awards to our employees who worked or are working in India. The amount of stock-based Indian fringe benefit tax expense recorded during 2007 was $5.9 million.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Revenue. Revenue increased by 49.9%, or approximately $711.3 million, from approximately $1,424.3 million during 2006 to approximately $2,135.6 million in 2007. This increase is primarily attributed to greater acceptance of the on-site/offshore delivery model among an increasing number of industries, continued strength in our customers' discretionary spending and greater penetration in the European market. Revenue from customers existing as of December 31, 2006 increased by approximately $630.4 million and revenue from new customers added since December 31, 2006 was approximately $80.9 million or approximately 3.8% of total revenues for the year ended December 31, 2007. In addition, revenue from European customers in 2007 increased by $159.0 million as compared to 2006. We had approximately 500 active clients as of December 31, 2007 as compared to approximately 400 active clients as of December 31, 2006. In addition, we experienced strong demand across all of our business segments for an increasingly broad range of services with all of our business segments experiencing year-over-year revenue growth between 47.3% and 52.7%. Our Financial Services and Healthcare business segments accounted for approximately $321.5 million and $173.6 million, respectively, of the $711.3 million increase in revenue. Our IT consulting and technology services and IT outsourcing revenues increased by approximately 48.4% and 51.4%, respectively, compared to 2006 and represented approximately 48.4% and 51.6%, respectively, of total revenues in 2007.

Cost of Revenues (Exclusive of Depreciation and Amortization Expense). Our cost of revenues consists primarily of the cost of salaries, stock-based compensation expense and related stock-based Indian fringe benefit tax expense, payroll taxes, benefits, immigration and project-related travel for technical personnel, the cost of subcontracting, and the cost of sales commissions related to revenues. Our cost of revenues increased by 53.1% or approximately $418.1 million, from approximately $787.9 million during 2006 to approximately $1,206.0 million in 2007. The increase was due primarily to higher compensation and benefits costs of approximately $381.9 million.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of salaries, stock-based compensation expense and related stock-based Indian fringe benefit tax expense, employee benefits, travel, promotion, communications, management, finance, administrative and occupancy costs as well as depreciation and amortization expense. Selling, general and administrative expenses, including depreciation and amortization, increased by 45.2%, or approximately $170.6 million, from approximately $377.4 million during 2006 to approximately $548.0 million during 2007, and decreased as a percentage of revenue from approximately 26.5% in 2006 to approximately 25.7% in 2007. The percentage decrease was due primarily to economies of scale driven by increased revenues that resulted from our expanded sales and marketing activities in the current and prior years that allowed us to leverage our cost structure over a larger organization, reductions in discretionary spending partially offset by the appreciation of the Indian rupee versus the U.S. dollar and wage inflation, primarily in India.

Income from Operations. Income from operations increased 47.3%, or approximately $122.6 million, from approximately $258.9 million during 2006 to approximately $381.5 million during 2007, representing operating margins of approximately 17.9% of revenues in 2007 and 18.2% of revenues in 2006. The decrease in operating margin was due primarily to appreciation of the Indian rupee versus the U.S. dollar and wage inflation, primarily in India, partially offset by cost containment actions such as control of discretionary spending and scale efficiencies, including increased utilization rates of our technical staff, and lower stock compensation costs as a percentage of revenues. Excluding stock-based compensation expense of $35.9 million and stock-based Indian fringe benefit tax expense of $5.9 million in 2007 and stock-based compensation expense of $29.9 million in 2006, operating margins for the years ended December 31, 2007 and 2006 were 19.8% and 20.3%, respectively.

Other Income/Expense, Net. Other income/expense, net consists primarily of interest income and foreign currency gains or losses. The increase in other income/expense, net of $14.0 million is attributed to an increase in interest income of $12.0 million from approximately $17.6 million in 2006 to approximately $29.6 million in 2007 and a year-over-year increase of approximately $2.0 million in income due to the remeasurement of certain balance sheet accounts for movements in foreign currency exchange rates. The increase in interest income is due to higher invested global cash balances and an increase in short-term interest rates.

Provision for Income Taxes. The provision for income taxes increased from approximately $45.0 million in 2006 to approximately $64.2 million in 2007. The effective income tax rate decreased from 16.2% in 2006 to 15.5% in 2007 primarily due to tax benefits of approximately $3.6 million recognized in 2007, including $2.9 million upon the expiration of the U.S. federal income tax statute of limitations for previously recorded uncertain income tax positions and a net benefit of $0.7 million attributed to the effective settlement of certain foreign income tax positions. Additionally, the effective income tax rate decreased due to net reductions in statutory income tax rates. Excluding discrete items, the Company's effective income tax rate for the year ended December 31, 2007 was 16.4%.

Net Income. Net income increased from approximately $232.8 million in 2006 to approximately $350.1 million in 2007, representing 16.3% and 16.4% of revenues in 2006 and 2007, respectively.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenue. Revenue increased by 60.8%, or approximately $538.4 million, from approximately $885.8 million during 2005 to approximately $1,424.3 million in 2006. This increase is primarily attributed to greater acceptance of the on-site/offshore delivery model among an increasing number of industries, continued strength in our customers' discretionary spending and greater penetration in the European market. Revenue from customers existing as of December 31, 2005 increased by approximately $477.3 million and revenue from new customers added since December 31, 2005 was approximately $61.1 million or approximately 4.3% of total revenues for the year ended December 31, 2006. In addition, revenue from European customers increased by $80.2 million during 2006. We had approximately 400 active clients as of December 31, 2006 as compared to approximately 250 active clients as of December 31, 2005. In addition, we experienced strong demand across all of our business segments for an increasingly broad range of services. Our Financial Services and Healthcare business segments accounted for approximately $238.9 million and $154.8 million, respectively, of the $538.4 million increase in revenue. Our IT consulting and technology services and IT outsourcing revenues increased by approximately 61.4% and 60.2%, respectively, compared to 2005 and represented approximately 48.8% and 51.2%, respectively, of total revenues in 2006.

Cost of Revenues (Exclusive of Depreciation and Amortization Expense). Our cost of revenues consists primarily of the cost of salaries, stock-based compensation expense, payroll taxes, benefits, immigration and project-related travel for technical personnel, the cost of subcontracting, and the cost of sales commissions related to revenues. Our cost of revenues increased by 64.2% or approximately $308.0 million, from approximately $479.9 million during 2005 to approximately $787.9 million in 2006. The increase was due to higher compensation and benefits costs of approximately $242.4 million and the inclusion in 2006 of stock-based compensation expense of approximately $13.4 million.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of salaries, stock-based compensation expense, employee benefits, travel, promotion, communications, management, finance, administrative and occupancy costs as well as depreciation and amortization expense. Selling, general and administrative expenses, including depreciation and amortization, increased by 65.3%, or approximately $149.1 million, from approximately $228.3 million during 2005 to approximately $377.4 million during 2006, and increased as a percentage of revenue from approximately 25.8% in 2005 to approximately 26.5% in 2006. The percentage increase in such expenses was due to stock-based compensation expense of approximately $16.5 million or 1.2% of revenues partially offset by the increased leverage achieved from increased revenues that resulted from our expanded sales and marketing activities in the current and prior years and the depreciation of the Indian rupee versus the U.S. dollar.

Income from Operations. Income from operations increased 45.8%, or approximately $81.3 million, from approximately $177.6 million during 2005 to approximately $258.9 million during 2006, representing operating margins of approximately 18.2% of revenues in 2006 and 20.1% of revenues in 2005. The decrease in operating margin was due to stock-based compensation expense of approximately $29.9 million, or 2.1% of revenues, recorded in the year ended December 31, 2006. Excluding stock-based compensation expense, operating margin for the year ended December 31, 2006 was 20.3% of revenues.

Other Income/Expense, Net. Other income/expense, net consists primarily of interest income and foreign currency gains or losses. The increase in other income/expense, net of $11.2 million is attributed to an increase in interest income of $8.6 million from approximately $9.0 million in 2005 to approximately $17.6 million in 2006 plus a period-over-period increase of approximately $2.6 million in income due to the remeasurement of certain balance sheet accounts for movements in foreign currency exchange rates. The increase in interest income is due to higher invested global cash balances and an increase in short-term interest rates.

Provision for Income Taxes. The provision for income taxes increased from approximately $19.0 million in 2005 to approximately $45.0 million in 2006. The effective income tax rate increased from 10.3% in 2005 to 16.2% in 2006. The increase in the effective income tax rate in 2006 is primarily attributed to the one-time benefit of approximately $12.4 million recorded in the fourth quarter of 2005 in connection with the repatriation of $60.0 million of Indian earnings under the Act. The effective income tax rate in 2005, excluding the one-time benefit was 17.0% which decreased in 2006 primarily due to the overall growth in our business which resulted in a greater percentage of our Indian earnings falling under the income tax holiday.

Net Income. Net income increased from approximately $166.3 million in 2005 to approximately $232.8 million in 2006, representing 18.8% and 16.3% of revenues in 2005 and 2006, respectively. The decrease in net income as a percentage of revenues as compared to the prior year was primarily due to stock-based compensation expense recorded in 2006, representing 2.1% of revenues and the repatriation of Indian earnings in the fourth quarter of 2005, representing 1.4% of revenues, offset by the decrease in the overall effective income tax rate, excluding the effect of the repatriation, in 2006 equal to 0.2% of revenues and an increase in other income/expense, net, equal to 0.8% of revenues.

RESULTS BY BUSINESS SEGMENT

Our reportable segments are: Financial Services, which includes customers providing banking/transaction processing, capital markets and insurance services; Healthcare, which includes healthcare providers and payers as well as life sciences customers; Manufacturing/Retail/Logistics, which includes manufacturers, retailers, travel and other hospitality customers, as well as customers providing logistics services; and Other, which is an aggregation of industry operating segments which, individually, are less than 10% of consolidated revenues and segment operating profit. The Other reportable segment includes media and information services, communications, and high technology operating segments. Our sales managers, account executives, account managers and project teams are aligned in accordance with the specific industries they serve.

The Company's chief operating decision maker evaluates Cognizant's performance and allocates resources based on segment revenues and operating profit. Segment operating profit is defined as income from operations before unallocated costs. Generally, operating expenses for each operating segment have similar characteristics and are subject to the same factors, pressures and challenges. However, the economic environment and its effects on industries served by our operating groups may affect revenue and operating expenses to differing degrees. Expenses included in segment operating profit consist principally of direct selling and delivery costs as well as a per seat charge for use of the development centers. Certain expenses, such as general and administrative, and a portion of depreciation and amortization, are not specifically allocated to specific segments as management does not believe it is practical to allocate such costs to individual segments because they are not directly attributable to any specific segment. Further, stock-based compensation expense and the related stock-based India fringe benefit tax are not allocated to individual segments in internal management reports used by the chief operating decision maker. Accordingly, these expenses are separately disclosed as "unallocated" and adjusted only against the total income from operations.

Revenues from external customers and segment operating profit, before unallocated expenses, for the Financial Services, Healthcare, Manufacturing/Retail/Logistics, and Other reportable segments for the years ended December 31, 2007, 2006 and 2005 are as follows:

(Dollars in thousands)				2007		2006	
	2007	2006	2005	Increase	%	Increase	%
Revenues:							
Financial Services	$1,001,420	$679,901	$440,958	$321,519	47.3%	$238,943	54.2%
Healthcare	504,504	330,860	176,102	173,644	52.5	154,758	87.9
Manufacturing/Retail/Logistics	320,116	209,703	152,536	110,413	52.7	57,167	37.5
Other	309,537	203,803	116,234	105,734	51.9	87,569	75.3
Total revenues	$2,135,577	$1,424,267	$885,830	$711,310	49.9	$538,437	60.8
Segment Operating Profit:							
Financial Services	$355,696	$254,115	$153,542	$101,581	40.0%	$100,573	65.5%
Healthcare	199,791	135,374	71,226	64,417	47.6	64,148	90.1
Manufacturing/Retail/Logistics	108,480	73,443	46,210	35,037	47.7	27,233	58.9
Other	111,319	63,657	39,100	47,662	74.9	24,557	62.8
Total segment operating profit	$775,286	$526,589	$310,078	$248,697	47.2	$216,511	69.8

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Financial Services Segment

Revenue. Revenue increased by 47.3%, or approximately $321.5 million, from approximately $679.9 million during 2006 to approximately $1,001.4 million in 2007. The increase in revenue was primarily driven by continued expansion of existing customer relationships as well as revenue contributed by new customers. The increase in revenue from customers existing as of December 31, 2006 and customers added since such date was approximately $301.5 million and approximately $20.0 million, respectively. Within the segment, growth was particularly strong among our banking customers, where revenue increased approximately $253.9 million over the prior year including significant growth from our European banking clients, which accounted for 28.9% of the segment growth over the prior year. The business challenges experienced by the financial services industry during the last six months of 2007 did not have a material impact on our business. The increase can also be attributed to leveraging sales and marketing investments in this business segment as well as greater acceptance of the on-site/offshore IT services delivery model.

Segment Operating Profit. Segment operating profit increased by 40.0%, or approximately $101.6 million, from approximately $254.1 million during 2006 to approximately $355.7 million during 2007. The increase in segment operating profit was attributable primarily to increased revenues partially offset by additional headcount to support our revenue growth, continued investment in sales and marketing, the impact of the appreciation of the Indian rupee and wage inflation, primarily in India.

Healthcare Segment

Revenue. Revenue increased by 52.5%, or approximately $173.6 million, from approximately $330.9 million during 2006 to approximately $504.5 million in 2007. The increase in revenue was primarily driven by continued expansion of existing customer relationships as well as revenue contributed by new customers. The increase in revenue from customers existing as of December 31, 2006 and customers added since such date was approximately $157.6 million and approximately $16.0 million, respectively. Within the segment, growth was particularly strong among our healthcare customers, where revenue increased by approximately $88.9 million over the prior year. The increase can also be attributed to leveraging sales and marketing investments in this business segment as well as greater acceptance of the on-site/offshore IT services delivery model.

Segment Operating Profit. Segment operating profit increased 47.6%, or approximately $64.4 million, from approximately $135.4 million during 2006 to approximately $199.8 million during 2007. The increase in segment operating profit was attributable primarily to increased revenues partially offset by additional headcount to support our revenue growth, continued investment in sales and marketing, the impact of the appreciation of the Indian rupee and wage inflation, primarily in India.

Manufacturing/Retail/Logistics Segment

Revenue. Revenue increased by 52.7%, or approximately $110.4 million, from approximately $209.7 million during 2006 to approximately $320.1 million in 2007. The increase in revenue was primarily driven by continued expansion of existing customer relationships as well as revenue contributed by new customers. The increase in revenue from customers existing as of December 31, 2006 and customers added since such date was approximately $83.5 million and approximately $26.9 million, respectively. The increase can also be attributed to leveraging sales and marketing investments in this business segment as well as greater acceptance of the on-site/offshore IT services delivery model.

Segment Operating Profit. Segment operating profit increased 47.7%, or approximately $35.0 million, from approximately $73.4 million during 2006 to approximately $108.5 million during 2007. The increase in segment operating profit was attributable primarily to increased revenues partially offset by additional headcount to support our revenue growth, continued investment in sales and marketing, the impact of the appreciation of the Indian rupee and wage inflation, primarily in India.

Other Segment

Revenue. Revenue increased by 51.9%, or approximately $105.7 million, from approximately $203.8 million in 2006 to approximately $309.5 million in 2007. The increase in revenue was primarily driven by continued expansion of existing customer relationships as well as revenue contributed by new customers. The increase in revenue from customers existing as of December 31, 2006 and customers added since such date was approximately $87.7 million and approximately $18.0 million, respectively. Within the segment, growth was particularly strong among our media and information services customers, where revenue increased approximately $55.4 million over the prior year. The increase can also be attributed to leveraging sales and marketing investments in this business segment as well as greater acceptance of the on-site/offshore IT services delivery model.

Segment Operating Profit. Segment operating profit increased 74.9%, or approximately $47.7 million from approximately $63.7 million in 2006 to approximately $111.3 million in 2007. The increase in segment operating profit was attributable primarily to increased revenues and achieving operating efficiencies, including continued leverage on prior sales and marketing investments partially offset by additional headcount to support our revenue growth, the impact of the appreciation of the Indian rupee and wage inflation, primarily in India.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Financial Services Segment

Revenue. Revenue increased by 54.2%, or approximately $238.9 million, from approximately $441.0 million during 2005 to approximately $679.9 million in 2006. The increase in revenue was primarily driven by continued expansion of existing customer relationships as well as revenue contributed by new customers. The increase in revenue from customers existing as of December 31, 2005 and customers added since such date was approximately $220.7 million and approximately $18.2 million, respectively. Within the segment, growth was particularly strong among our insurance customers, where revenue increased approximately $109.3 million over the prior year. The increase can also be attributed to leveraging sales and marketing investments in this business segment as well as greater acceptance of the on-site/offshore IT services delivery model.

Segment Operating Profit. Segment operating profit increased by 65.5%, or approximately $100.6 million, from approximately $153.5 million during 2005 to approximately $254.1 million during 2006. The increase in segment operating profit was attributable primarily to increased revenues and achieving operating efficiencies, including continued leverage on prior sales and marketing investments.

Healthcare Segment

Revenue. Revenue increased by 87.9%, or approximately $154.8 million, from approximately $176.1 million during 2005 to approximately $330.9 million in 2006. The increase in revenue was primarily driven by continued expansion of existing customer relationships as well as revenue contributed by new customers. The increase in revenue from customers existing as of December 31, 2005 and customers added since such date was approximately $140.6 million and approximately $14.2 million, respectively. Within the segment, growth was particularly strong among our life sciences customers, where revenue increased by approximately $74.1 million over the prior year. The increase can also be attributed to leveraging sales and marketing investments in this business segment as well as greater acceptance of the on-site/offshore IT services delivery model.

Segment Operating Profit. Segment operating profit increased 90.1%, or approximately $64.1 million, from approximately $71.2 million during 2005 to approximately $135.4 million during 2006. The increase in segment operating profit was attributable primarily to increased revenues.

Manufacturing/Retail/Logistics Segment

Revenue. Revenue increased by 37.5%, or approximately $57.2 million, from approximately $152.5 million during 2005 to approximately $209.7 million in 2006. The increase in revenue was primarily driven by continued expansion of existing customer relationships as well as revenue contributed by new customers. The increase in revenue from customers existing as of December 31, 2005 and customers added since such date was approximately $48.9 million and approximately $8.3 million, respectively. The increase can also be attributed to leveraging sales and marketing investments in this business segment as well as greater acceptance of the on-site/offshore IT services delivery model.

Segment Operating Profit. Segment operating profit increased 58.9%, or approximately $27.2 million, from approximately $46.2 million during 2005 to approximately $73.4 million during 2006. The increase in segment operating profit was attributable primarily to increased revenues and achieving operating efficiencies, including continued leverage on prior sales and marketing investments.

Other Segment

Revenue. Revenue increased by 75.3%, or approximately $87.6 million, from approximately $116.2 million in 2005 to approximately $203.8 million in 2006. The increase in revenue was primarily driven by continued expansion of existing customer relationships as well as revenue contributed by new customers. The increase in revenue from customers existing as of December 31, 2005 and customers added since such date was approximately $67.2 million and approximately $20.4 million, respectively. Within the segment, growth was particularly strong among our media and information services customers, where revenue increased approximately $37.3 million over the prior year. The increase can also be attributed to leveraging sales and marketing investments in this business segment as well as greater acceptance of the on-site/offshore IT services delivery model.

Segment Operating Profit. Segment operating profit increased 62.8%, or approximately $24.6 million from approximately $39.1 million in 2005 to approximately $63.7 million in 2006. The increase in segment operating profit was attributable primarily to increased revenues partially offset by continued investment in sales and marketing.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2007, we had cash and cash equivalents and short-term investments of $670.4 million. We have used, and plan to use, such cash for (i) expansion of existing operations, including our offshore IT development centers; (ii) continued development of new service lines; (iii) possible acquisitions of related businesses; (iv) formation of joint ventures; (v) stock repurchases; and (vi) general corporate purposes, including working capital. As of December 31, 2007, we had no third party debt and had working capital of approximately $901.5 million as compared to working capital of approximately $790.9 million as of December 31, 2006. Accordingly, we do not anticipate any near-term liquidity issues.

Net cash provided by operating activities was approximately $344.3 million for the year ended December 31, 2007, $252.9 million for the year ended December 31, 2006 and $159.8 million for the year ended December 31, 2005. The increase in 2007 as compared to the prior year is primarily attributed to the increase in our net income in 2007 offset, in part, by slower collections of receivables, the timing of payment of accrued expenses and the timing of billings of fixed-price contracts. Trade accounts receivable increased from approximately $154.0 million at December 31, 2005 to approximately $259.2 million at December 31, 2006 and to approximately $383.0 million at December 31, 2007. Unbilled accounts receivable increased from approximately $22.7 million at December 31, 2005 to approximately $39.3 at December 31, 2006 and to approximately $53.5 million at December 31, 2007. The increase in trade accounts receivable during 2007 was due primarily to increased revenues and a higher number of days of sales outstanding. Unbilled receivables increased primarily due to increased revenue and the timing of billings for certain fixed-price contracts. We monitor turnover, aging and the collection of accounts receivable through the use of management reports that are prepared on a customer basis and evaluated by our finance staff. At December 31, 2007, our days' sales outstanding, including unbilled receivables, was approximately 67 days as compared to 65 days as of December 31, 2006 and 63 days as of December 31, 2005.

Our investing activities used net cash of approximately $277.3 million for the year ended December 31, 2007, $272.3 million for the year ended December 31, 2006 and $204.5 million for the year ended December 31, 2005. The increase in each year was primarily related to greater investment to expand our offshore IT development centers and, in 2007, attributed to payments for the acquisition of marketRx and a contingent purchase price payment relating to our acquisition of Fathom.

Our financing activities provided net cash of approximately $4.0 million for the year ended December 31, 2007, $82.9 million for the year ended December 31, 2006 and $47.5 million for the year ended December 31, 2005. The decrease in 2007 relates primarily to Class A common stock repurchases under our stock repurchase program, offset, in part, by higher proceeds and excess tax benefits from stock option exercises. The increase in 2006 relates to the classification in 2006 of excess tax benefits on employee stock option exercises of approximately $33.2 million in financing activities as required by SFAS No. 123R.

As of December 31, 2007, our short-term investments included $282.8 million of AAA-rated auction-rate municipal debt securities that are collateralized by debt obligations supported by student loans. As of February 26, 2008, we held $176.3 million in AAA-rated auction-rate municipal debt securities of which approximately 95% of the underlying student loans are backed by the Federal Family Education Loan Program (FFELP). In addition, the auction-rate municipal debt securities held by us are generally collateralized by assets that are in excess of the total par value of the security issue. During the period February 14, 2008 to February 26, 2008, auctions failed for $71.1 million of the auction-rate securities held by us. There is no assurance that successful auctions on the remaining auction-rate securities in our investment portfolio will continue to occur.

The current instability in the credit markets may affect our ability to liquidate these securities in the short term. The funds associated with failed auctions will not be accessible until a successful auction occurs, the issuer calls or restructures the underlying security, the underlying security matures or a buyer outside the auction process emerges. We believe that the failed auctions experienced to date are not necessarily a result of the deterioration of the underlying credit quality of the securities. In addition, we believe that any potential future unrealized gain or loss associated with these securities will be temporary and will be recorded in accumulated other comprehensive income in our consolidated statement of financial position. However, if such losses become other-than-temporary, an impairment charge would be recorded to our consolidated statement of operations and comprehensive income.

We believe we will be able to recover our investment in auction-rate municipal debt securities due to: (i) the strength of the underlying collateral, substantially backed by FFELP, (ii) the AAA credit rating of the securities held by us and (iii) recent news that certain municipal issuers of auction-rate securities with failed auctions have announced plans to call such securities. All of the auction-rate municipal debt securities held by us are callable by the issuer at par. If future auctions continue to fail, we believe the issuers of the auction-rate securities held by us will begin to call these securities to avoid paying the higher penalty interest rates associated with failed auctions. However, it could take until the final maturity of the underlying security (up to 33 years) to realize our investments' recorded value. Based on our expected operating cash flows, and our other sources of cash, we do not anticipate the potential lack of liquidity on these investments will affect our ability to execute current and planned operations and needs for at least the next 12 months.

Our ability to expand and grow our business in accordance with current plans, to make acquisitions and form joint ventures and to meet our long-term capital requirements beyond a 12-month period will depend on many factors, including the rate, if any, at which our cash flow increases, our ability and willingness to accomplish acquisitions and joint ventures with capital stock, our continued intent not to repatriate earnings from India, and the availability of public and private debt and equity financing. We cannot be certain that additional financing, if required, will be available on terms favorable to us, if at all.

COMMITMENTS AND CONTINGENCIES

Our current India real estate development program now includes planned construction of approximately 4.3 million square feet of new space. The expanded program, which commenced during the quarter ended March 31, 2007, includes the expenditure of approximately $330 million through the end of 2009 on land acquisition, facilities construction and furnishings to build new state-of-the-art IT development centers in regions primarily designated as Special Economic Zones located in India. As of December 31, 2007, we had outstanding fixed capital commitments of approximately $126.7 million related to our India development center expansion program.

During 2007, we repurchased $105.4 million of our Class A common stock under a $200 million stock repurchase program authorized by our Board of Directors that expires in September 2008. Any future repurchases under this program will be funded from cash generated from operations.

As of December 31, 2007, we had the following obligations and commitments to make future payments under contractual obligations and commercial commitments:

(in thousands)	Payments due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases	$ 275,306	$ 51,040	$ 104,957	$ 86,837	$ 32,472
Fixed capital commitments[1]	126,658	126,658	–	–	–
Other purchase commitments[2]	89,115	31,640	57,475	–	–
Total	$ 491,079	$ 209,338	$ 162,432	$ 86,837	$ 32,472

(1) Relates to India IT development center expansion program.

(2) Other purchase commitments include, among other things, information technology, software support and maintenance obligations, as well as other obligations in the ordinary course of business that we cannot cancel or where we would be required to pay a termination fee in the event of cancellation.

As of December 31, 2007, we had $7.9 million of unrecognized tax benefits. This represents the tax benefits associated with various tax positions taken, or expected to be taken, on domestic and international tax returns that have not been recognized in our financial statements due to uncertainty regarding their resolution. The resolution or settlement of these tax positions with the taxing authorities is at various stages and therefore we are unable to make a reliable estimate of the eventual cash flows by period that may be required to settle these matters.

We are involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the outcome of such claims and legal actions, if decided adversely, is not expected to have a material adverse effect on our quarterly or annual operating results, cash flows, or consolidated financial position. Additionally, many of our engagements involve projects that are critical to the operations of our customers' business and provide benefits that are difficult to quantify. Any failure in a customer's computer system could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Although we attempt to contractually limit our liability for damages arising from negligent acts, errors, mistakes, or omissions in rendering our application design, development and maintenance services, there can be no assurance that the limitations of liability set forth in our contracts will be enforceable in all instances or will otherwise protect us from liability for damages. Although we have general liability insurance coverage, including coverage for errors or omissions, there can be no assurance that such coverage will continue to be available on reasonable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage or changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our quarterly and annual operating results, financial position and cash flows.

FOREIGN CURRENCY TRANSLATION

Overall, we believe that we are not exposed to significant revenue risk resulting from movement in foreign exchange rates as approximately 83% of our revenues are generated from customers located in North America. However, a portion of our costs in India, representing approximately 31% of our global operating costs are denominated in local currency and subject to foreign exchange rate fluctuations, which has an impact on our results of operations. In addition, a portion of our balance sheet is exposed to foreign exchange rate fluctuations, which results in non-operating foreign exchange gains and losses. On an ongoing basis, we manage a portion of this risk by limiting our net monetary asset exposure to the Indian rupee in our Indian subsidiaries.

EFFECTS OF INFLATION

Our most significant costs are the salaries and related benefits for our programming staff and other professionals. Competition in India, the United States and Europe for professionals with advanced technical skills necessary to perform our services offered have caused wages to increase at a rate greater than the general rate of inflation. As with other IT service providers, we must adequately anticipate wage increases, particularly on our fixed-price contracts. There can be no assurance that we will be able to recover cost increases through increases in the prices that we charge for our services in the United States and elsewhere. We have experienced wage inflation in India; however, this has not had a material impact on our results of operations as Indian wages represent approximately 20% of our total operating expenses.

RECENT ACCOUNTING PRONOUNCEMENTS

On January 1, 2007, we adopted FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a minimum recognition threshold for a tax position taken or expected to be taken in a tax return that is required to be met before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The cumulative effect of adopting FIN 48 of $0.85 million was recorded as a reduction of beginning retained earnings.

In December 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 141(R), "Business Combinations" (SFAS No. 141(R)). This Statement replaces FASB Statement No. 141, "Business Combinations." SFAS No. 141(R) establishes principles and requirements for how an acquiring company: recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) further changes the accounting treatment for certain specific items, including: acquisition costs will be generally expensed as incurred; acquired contingent liabilities will be recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined under existing guidance for non-acquired contingencies; in-process research and development (IPRD) will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will be generally expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. SFAS No. 141(R) applies prospectively to our business combinations for which the acquisition date is on or after January 1, 2009.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an Amendment of Accounting Research Bulletin No. 51" (SFAS No. 160). SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective for us beginning January 1, 2009. We are currently evaluating the potential impact that SFAS No. 160 will have on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115" (SFAS No. 159), which is effective for our financial statements beginning January 1, 2008. SFAS No. 159 permits entities to measure eligible financial assets, financial liabilities and firm commitments at fair value, on an instrument-by-instrument basis, that are otherwise not permitted to be accounted for at fair value under other generally accepted accounting principles. The fair value measurement election is irrevocable and subsequent changes in fair value must be recorded in earnings. We are currently evaluating the potential impact that SFAS No. 159 will have on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. However, on February 12, 2008, the FASB issued FASB Staff Position (FSP) SFAS No. 157-2 which delays the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). This FSP partially defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP. Effective for 2008, we will adopt SFAS No. 157 except as it applies to those nonfinancial assets and nonfinancial liabilities as noted in FSP SFAS No. 157-2. We are currently evaluating the potential impact that SFAS No. 157 will have on our consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to foreign currency exchange rate risk in the ordinary course of doing business as we transact or hold a portion of our funds in foreign currencies, particularly the Indian rupee. Accordingly, we periodically evaluate the need for hedging strategies, including the use of derivative financial instruments, to mitigate the effect of foreign currency fluctuations and may use such instruments in the future to reduce foreign currency exposure to appreciation or depreciation in the value of certain foreign currencies. In 2007, 2006 and 2005, we have not entered into any hedging contracts or off-balance sheet transactions, arrangements or other relationships with unconsolidated entities or other persons that are likely to affect liquidity or the availability of or requirements for capital resources.

We do not believe we are exposed to material direct risks associated with changes in interest rates other than with our cash and cash equivalents and short-term investments. As of December 31, 2007, we had approximately $670.4 million of cash and cash equivalents and short-term investments most of which are impacted almost immediately by changes in short-term interest rates. We limit our credit risk by investing primarily in AAA/Aaa rated securities as rated by Moody's, Standard & Poor's and Fitch rating services and restricting amounts that can be invested with any single issuer.

As of December 31, 2007, our short-term investments included $282.8 million of AAA-rated auction-rate municipal debt securities that are collateralized by debt obligations supported by student loans. As of February 26, 2008, we held $176.3 million in AAA-rated auction-rate municipal debt securities of which approximately 95% of the underlying student loans are backed by the FFELP. In addition, the auction-rate municipal debt securities held by us are generally collateralized by assets that are in excess of the total par value of the security issue. During the period February 14, 2008 to February 26, 2008, auctions failed for $71.1 million of the auction-rate securities held by us as investments. There is no assurance that successful auctions on the remaining auction-rate securities in our investment portfolio will continue to occur.

The current instability in the credit markets may affect our ability to liquidate these securities in the short term. The funds associated with failed auctions will not be accessible until a successful auction occurs, the issuer calls or restructures the underlying security, the underlying security matures (up to 33 years) or a buyer outside the auction process emerges. We believe that the failed auctions experienced to date are not necessarily a result of the deterioration of the underlying credit quality of the securities. In addition, we believe that any potential future unrealized gain or loss associated with these securities will be temporary and will be recorded in accumulated other comprehensive income in our consolidated statement of financial position. However, if such losses become other-than-temporary, an impairment charge would be recorded to our consolidated statement of operations and comprehensive income.

FORWARD LOOKING STATEMENTS

The statements contained in this Annual Report that are not historical facts are forward-looking statements (within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties. Such forward-looking statements may be identified by, among other things, the use of forward-looking terminology such as "believes", "expects", "may", "will", "should" or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. From time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. Such forward-looking statements may be included in various filings made by us with the SEC, or press releases or oral statements made by or with the approval of one of our authorized executive officers. These forward-looking statements, such as statements regarding anticipated future revenues or operating margins, contract percentage completions, capital expenditures, and other statements regarding matters that are not historical facts, involve predictions. Our actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. There are a number of important factors that could cause our results to differ materially from those indicated by such forward-looking statements which include general economic conditions and factors discussed in our most recent Annual Report on Form 10-K for the year ended December 31, 2007 and other filings with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Management's Responsibility for Financial Statements

Our management is responsible for the integrity and objectivity of all information presented in this Annual Report. The consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States of America and include amounts based on management's best estimates and judgments. Management believes the consolidated financial statements fairly reflect the form and substance of transactions and that the financial statements fairly represent the Company's financial position and results of operations.

The Audit Committee of the Board of Directors, which is composed solely of independent directors, meets regularly with the Company's independent registered public accounting firm and representatives of management to review accounting, financial reporting, internal control and audit matters, as well as the nature and extent of the audit effort. The Audit Committee is responsible for the engagement of the independent registered public accounting firm. The independent registered public accounting firm has free access to the Audit Committee.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act and is a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of our management and directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework*.

Based on its evaluation, our management has concluded that, as of December 31, 2007, our internal control over financial reporting was effective. The effectiveness of our internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included on page 32.



Francisco D'Souza
President and Chief Executive Officer
February 28, 2008



Gordon Coburn
Chief Financial and Operating Officer
February 28, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Cognizant Technology Solutions Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Cognizant Technology Solutions Corporation (the "Company") and its subsidiaries at December 31, 2007 and December 31, 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 1 and Note 8, respectively, to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in 2006 and the manner in which it accounts for uncertainties in income taxes in 2007.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Florham Park, NJ
February 28, 2008

Consolidated Statements of Financial Position

(in thousands, except par values)

	At December 31,	
	2007	2006
Assets		
Current assets:		
Cash and cash equivalents	$ 339,845	$ 265,937
Short-term investments	330,580	382,222
Trade accounts receivable, net of allowances of $6,339 and $3,719, respectively	382,960	259,210
Unbilled accounts receivable	53,496	39,265
Deferred income tax assets	75,470	61,257
Other current assets	59,828	32,500
Total current assets	1,242,179	1,040,391
Property and equipment, net of accumulated depreciation of $142,981 and $95,539, respectively	356,047	220,154
Goodwill	148,789	27,190
Intangible assets, net	45,565	20,463
Deferred income tax assets, net	11,949	1,024
Other assets	33,777	16,759
Total assets	$ 1,838,306	$ 1,325,981
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 36,176	$ 27,839
Deferred revenue	29,020	19,401
Accrued expenses and other current liabilities	275,488	202,263
Total current liabilities	340,684	249,503
Deferred income tax liabilities, net	15,145	-
Other noncurrent liabilities	14,267	2,979
Total liabilities	370,096	252,482
Commitments and contingencies (See Notes 11 and 12)		
Stockholders' equity:		
Preferred stock, $.10 par value, 15,000 shares authorized, none issued	–	–
Class A common stock, $.01 par value, 500,000 shares authorized, 288,012 and 285,026 shares issued and outstanding at December 31, 2007 and 2006, respectively	2,880	2,850
Additional paid-in capital	450,567	408,594
Retained earnings	999,560	650,277
Accumulated other comprehensive income	15,203	11,778
Total stockholders' equity	1,468,210	1,073,499
Total liabilities and stockholders' equity	$ 1,838,306	$ 1,325,981

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Operations and Comprehensive Income

(in thousands, except per share data)

	Year Ended December 31,		
	2007	2006	2005
Revenues	$ 2,135,577	$ 1,424,267	$ 885,830
Operating expenses:			
Cost of revenues (exclusive of depreciation and amortization expense shown separately below)	1,206,035	787,923	479,915
Selling, general and administrative expenses	494,102	343,238	206,899
Depreciation and amortization expense	53,918	34,163	21,400
Income from operations	381,522	258,943	177,616
Other income (expense), net:			
Interest income	29,560	17,615	8,982
Other income (expense), net	3,274	1,253	(1,326)
Total other income (expense), net	32,834	18,868	7,656
Income before provision for income taxes	414,356	277,811	185,272
Provision for income taxes	64,223	45,016	19,006
Net income	$ 350,133	$ 232,795	$ 166,266
Basic earnings per share	$ 1.22	$ 0.83	$ 0.61
Diluted earnings per share	$ 1.15	$ 0.77	$ 0.57
Weighted average number of common shares outstanding – Basic	288,155	281,715	272,988
Dilutive effect of shares issuable under stock-based compensation plans	15,438	19,409	20,802
Weighted average number of common shares outstanding – Diluted	303,593	301,124	293,790
Comprehensive income:			
Net income	$ 350,133	$ 232,795	$ 166,266
Foreign currency translation adjustments	3,425	9,657	(7,528)
Total comprehensive income	$ 353,558	$ 242,452	$ 158,738

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(in thousands)

	Class A Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
	Shares	Amount				
Balance, December 31, 2004	268,354	$ 2,684	$ 189,980	$ 251,216	$ 9,649	$ 453,529
Foreign currency translation adjustments	–	–	–	–	(7,528)	(7,528)
Exercise of stock options	9,384	92	32,651	–	–	32,743
Tax benefit related to stock plans	–	–	49,705	–	–	49,705
Issuances under employee stock purchase plan	728	8	14,700	–	–	14,708
Acquisition	226	2	4,720	–	–	4,722
Net income	–	–	–	166,266	–	166,266
Balance, December 31, 2005	278,692	2,786	291,756	417,482	2,121	714,145
Foreign currency translation adjustments	–	–	–	–	9,657	9,657
Exercise of stock options	5,602	57	30,915	–	–	30,972
Tax benefit related to stock plans	–	–	35,568	–	–	35,568
Issuances under employee stock purchase plan	732	7	20,421	–	–	20,428
Stock-based compensation expense	–	–	29,934	–	–	29,934
Net income	–	–	–	232,795	–	232,795
Balance, December 31, 2006	285,026	2,850	408,594	650,277	11,778	1,073,499
Adoption of FIN 48 (See Note 8)	–	–	–	(850)	–	(850)
Foreign currency translation adjustments	–	–	–	–	3,425	3,425
Exercise of stock options	5,504	55	38,066	–	–	38,121
Tax benefit related to stock plans	–	–	44,344	–	–	44,344
Issuances under employee stock purchase plan	870	9	28,973	–	–	28,982
Repurchases of common stock	(3,388)	(34)	(105,326)	–	–	(105,360)
Stock-based compensation expense	–	–	35,916	–	–	35,916
Net income	–	–	–	350,133	–	350,133
Balance, December 31, 2007	288,012	$ 2,880	$ 450,567	$ 999,560	$ 15,203	$1,468,210

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,		
	2007	2006	2005
Cash flows from operating activities:			
Net income	$ 350,133	$ 232,795	$ 166,266
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	53,918	34,163	21,400
Provision for doubtful accounts	3,560	1,507	1,626
Deferred income taxes	25,061	33,286	2,365
Stock-based compensation expense	35,916	29,934	-
Excess tax benefit on stock option exercises	(42,265)	(33,249)	-
Changes in assets and liabilities:			
Trade accounts receivable	(119,882)	(102,334)	(55,827)
Other current assets	(34,232)	(26,849)	(15,339)
Other assets	(15,780)	(8,419)	(1,294)
Accounts payable	10,554	10,817	2,208
Other current and noncurrent liabilities	77,337	81,225	38,355
Net cash provided by operating activities	344,320	252,876	159,760
Cash flows used in investing activities:			
Purchases of property and equipment	(182,467)	(104,734)	(71,770)
Purchases of short-term investments	(968,669)	(488,161)	(625,792)
Proceeds from maturity or sale of short-term investments	1,020,617	335,330	512,827
Acquisitions, net of cash acquired	(146,820)	(14,773)	(19,811)
Net cash used in investing activities	(277,339)	(272,338)	(204,546)
Cash flows from financing activities:			
Issuance of common stock under employee stock plans	67,103	51,400	47,451
Excess tax benefit on stock option exercises	42,265	33,249	–
Repurchases of common stock	(105,360)	–	–
Repayment of acquired credit line and notes payable	–	(1,754)	-
Net cash provided by financing activities	4,008	82,895	47,451
Effect of currency translation on cash and cash equivalents	2,919	5,566	(5,023)
Increase (decrease) in cash and cash equivalents	73,908	68,999	(2,358)
Cash and cash equivalents, at beginning of year	265,937	196,938	199,296
Cash and cash equivalents, at end of year	$ 339,845	$ 265,937	$ 196,938
Supplemental information:			
Cash paid for income taxes during the year	$ 43,256	$ 14,103	$ 17,354

The accompanying notes are an integral part of the consolidated financial statements.

1. Summary of Significant Accounting Policies

Description of Business. Cognizant Technology Solutions Corporation ("Cognizant" or the "Company") is a leading provider of custom Information Technology ("IT") consulting and technology services as well as outsourcing services for Global 2000 Business companies located in North America, Europe and Asia. Cognizant's core competencies include Technology Strategy Consulting, Complex Systems Development, Enterprise Software Package Implementation and Maintenance, Data Warehousing and Business Intelligence, Application Testing, Application Maintenance, Infrastructure Management and Vertically-Oriented Business Process Outsourcing. The Company tailors its services to specific industries, and utilizes an integrated on-site/offshore business model. This seamless on-site/offshore business model combines technical and account management teams located on-site at the customer location and offshore at dedicated development centers located primarily in India.

Principles of Consolidation. The consolidated financial statements reflect the consolidated financial position, results of operations and cash flows of the Company and its consolidated subsidiaries for all periods presented. All intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents. The Company considers all highly liquid instruments with a maturity of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents included time deposits of $677 at December 31, 2007 and $5,914 at December 31, 2006.

Short-Term Investments. The Company's short-term investments consist of time deposits which mature in less than one year, valued at cost, which approximates fair value and available-for-sale securities valued at fair value. Interest and amortization of premiums and discounts for debt securities are included in interest income. Available-for-sale securities consist primarily of auction-rate securities with auction rate reset periods of less than three months. The Company's investment in auction-rate securities consists of municipal debt securities. The Company evaluates its investments periodically for possible other-than-temporary impairment by reviewing factors such as the length of time and extent to which fair value has been below cost basis, the financial condition of the issuer and the Company's ability and intent to hold the investment for a period of time which may be sufficient for anticipated recovery of market value. An impairment charge would be recorded to the extent that the carrying value of the available-for-sale securities exceeds the fair market value of the securities and the decline in value is determined to be other-than-temporary.

Allowance for Doubtful Accounts. The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The allowance for doubtful accounts is determined by evaluating the relative credit-worthiness of each customer, historical collections experience and other information, including the aging of the receivables.

Unbilled Accounts Receivable. Unbilled accounts receivable represent revenues on contracts to be billed, in subsequent periods, as per the terms of the related contracts.

Short-Term Financial Assets and Liabilities. Cash and cash equivalents, trade receivables, accounts payable and other accrued liabilities are short-term in nature and, accordingly, their carrying values approximate fair value.

Property and Equipment. Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated on the straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease or the estimated useful life of the improvement. Maintenance and repairs are expensed as incurred, while renewals and betterments are capitalized. Deposits paid towards acquisition of long-lived assets and the cost of assets not put in use before the balance sheet date are disclosed under the caption "capital work-in-progress" in Note 4.

Internal Use Software. Expenditures for major software purchases and software developed or obtained for internal use are capitalized, including the salaries and benefits of employees that are directly involved in the installation of such software. The capitalized costs are amortized on a straight-line basis over the lesser of three years or the software's useful life. Costs associated with preliminary project stage activities, training, maintenance and all other post-implementation stage activities are expensed as incurred.

Goodwill and Other Intangibles. The Company does not amortize goodwill, but instead tests goodwill at the reporting unit level for impairment at least annually or as circumstances warrant. If an impairment is indicated, a write-down to fair value (normally measured by discounting estimated future cash flows) is recorded. Other intangibles represent primarily customer relationships and developed technology which are being amortized on a straight-line basis over their estimated useful lives.

Long-Lived Assets. The Company reviews for impairment of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In general, the Company will recognize an impairment loss when the sum of undiscounted expected future cash flows is less than the carrying amount of such assets. The impairment loss would equal the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Revenue Recognition. The Company's services are entered into on either a time-and-materials or fixed-price basis. Revenues related to time-and-material contracts are recognized as the service is performed. Revenues related to fixed-price contracts that provide for highly complex information technology application development services are recognized as the service is performed using the percentage of completion method of accounting, under which the total value of revenue is recognized on the basis of the percentage that each contract's total labor cost to date bears to the total expected labor costs (cost to cost method). Revenues related to fixed-priced contracts that provide solely for application maintenance services are recognized on a straight-line basis or as services are rendered or transactions processed in accordance with contractual terms. Expenses are recorded as incurred over the contract period. Contingent or incentive revenues relating to application maintenance contracts are recognized when the contingency is satisfied and the Company concludes the amounts are earned. Volume discounts, if any, are recorded as a reduction of revenue over the contract period as services are provided.

For contracts with multiple deliverables, the Company evaluates at the inception of each new contract all deliverables in an arrangement to determine whether they represent separate units of accounting. For arrangements with multiple units of accounting, primarily fixed-price contracts that provide both application maintenance and application development services and certain application maintenance contracts, arrangement consideration is allocated among the units of accounting, where separable, based on their relative fair values and revenue is recognized for each unit of accounting based on the Company's revenue recognition policy described above.

Fixed-price contracts are cancelable subject to a specified notice period. All services provided by the Company through the date of cancellation are due and payable under the contract terms. The Company issues invoices related to fixed-price contracts based upon achievement of milestones during a project or other contractual terms. Differences between the timing of billings, based upon contract milestones or other contractual terms, and the recognition of revenue, based upon the percentage-of-completion method of accounting, are recognized as either unbilled or deferred revenue. Estimates of certain fixed-price contracts are subject to adjustment as a project progresses to reflect changes in expected completion costs. The cumulative impact of any revision in estimates is reflected in the financial reporting period in which the change in estimate becomes known and any anticipated losses on contracts are recognized immediately. Warranty provisions generally exist under such contracts for a period of ninety days past contract completion and costs related to such provisions are accrued at the time the related revenues are recorded.

For all services, revenue is recognized when, and if, evidence of an arrangement is obtained and the other criteria to support revenue recognition are met, including the price is fixed or determinable, services have been rendered and collectibility is assured. Revenues related to services performed without a signed agreement or work order are not recognized until there is evidence of an arrangement, such as when agreements or work orders are signed or payment is received; however, the cost related to the performance of such work is recognized in the period the services are rendered.

The Company accounts for reimbursement of out-of-pocket expenses as revenues. Subcontractor costs are included in cost of services as they are incurred.

Accounting for Stock-Based Employee Compensation Plans. Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standard ("SFAS") No. 123R, "Share-Based Payment," utilizing the modified prospective method. SFAS No. 123R requires the recognition of stock-based compensation expense in the consolidated financial statements for awards of equity instruments to employees and non-employee directors based on the grant-date fair value of those awards, estimated in accordance with the provisions of SFAS No. 123R. The Company recognizes these compensation costs on a straight-line or graded vesting basis over the requisite service period of the award, which is generally four years for stock options and three years for performance stock units. Under the modified prospective method, the provisions of SFAS No. 123R apply to all awards granted or modified after the date of adoption. In addition, the unrecognized expense of awards not yet vested at the date of adoption, determined under the original provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), are recognized in net income in the periods after the date of adoption. SFAS No. 123R also requires the benefits of tax deductions in excess of recognized compensation expense to be reported as a financing cash flow, rather than as an operating cash flow as prescribed under the prior accounting rules. This requirement reduces net operating cash flow and increases net financing cash flows in periods after adoption. Total cash flow remains unchanged from what would have been reported under the prior accounting rules.

(in thousands, except share and per share data)

Prior to the adoption of SFAS No. 123R, the Company followed the intrinsic value method to account for its employee stock option plans and employee stock purchase plan in accordance with the recognition and measurement principles of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and Related Interpretations ("APB No. 25"), as allowed by SFAS No. 123 and as amended by SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure". Accordingly, no stock-based employee compensation cost was recognized, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant and, with respect to the employee stock purchase plan, the discount did not exceed fifteen percent. In accordance with the transitional provisions of SFAS No. 123R, operating results for 2005 have not been restated. The Company historically reported pro forma results under the disclosure-only provisions of SFAS No. 123.

In November 2005, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. FAS 123(R)-3, "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards" ("FSP 123R-3"). The Company has elected to adopt the alternative transition ("short-cut") method provided in the FSP 123R-3 for calculating the tax effects of stock-based compensation pursuant to SFAS No. 123R. The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in capital pool ("APIC pool") related to the tax effects of employee stock-based compensation and to determine the subsequent impact on the APIC pool of the tax effects of employee stock-based compensation awards that are outstanding upon adoption of SFAS No. 123R. See Note 10 for additional information relating to the Company's employee stock-based compensation plans.

Foreign Currency Translation. The assets and liabilities of the Company's subsidiaries other than the Company's Indian subsidiaries ("Cognizant India"), are translated into U.S. dollars from local currencies at current exchange rates and revenues and expenses are translated from local currencies at average monthly exchange rates. The resulting translation adjustments are recorded in a separate component of stockholders' equity. For Cognizant India, the functional currency is the U.S. dollar, since its sales are made primarily in the United States, the sales price is predominantly in U.S. dollars and there is a high volume of intercompany transactions denominated in U.S. dollars between Cognizant India and its U.S. and European affiliates. Non-monetary assets and liabilities are translated at historical exchange rates, while monetary assets and liabilities are translated at current exchange rates. The resulting foreign currency gain (loss) is included in the caption "other income (expense), net" on the Company's consolidated statements of operations and comprehensive income. Foreign currency transaction gains/(losses), which are included in the results of operations, totaled $3,216, $1,202 and $(1,339) for the years ended December 31, 2007, 2006 and 2005, respectively. Gains and losses from balance sheet translation are included in accumulated other comprehensive income on the consolidated statements of financial position and represents the only item included in such caption.

Use of Estimates. The preparation of financial statements in accordance with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including the recoverability of tangible and intangible assets, disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. On an on-going basis, management reevaluates these estimates. The most significant estimates relate to the recognition of revenue and profits based on the percentage of completion method of accounting for certain fixed-bid contracts, the allowance for doubtful accounts, income taxes and related deferred tax assets and liabilities, valuation of short-term investments, goodwill and other long-lived assets, assumptions used in determining the fair value of stock-based compensation awards, contingencies and litigation. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The actual amounts may vary from the estimates used in the preparation of the accompanying consolidated financial statements.

Risks and Uncertainties. Principally, all of the Company's IT development centers, including a majority of its employees are located in India. As a result, the Company may be subject to certain risks associated with international operations, including risks associated with foreign currency exchange rate fluctuations and risks associated with the application and imposition of protective legislation and regulations relating to import and export or otherwise resulting from foreign policy or the variability of foreign economic or political conditions. Additional risks associated with international operations include difficulties in enforcing intellectual property rights, the burdens of complying with a wide variety of foreign laws, potential geo-political and other risks associated with terrorist activities and local or cross border conflicts, potentially adverse tax consequences, tariffs, quotas and other barriers.

Concentration of Credit Risk. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, time deposits, investments in short-term securities and trade accounts receivable. The Company maintains its cash and cash equivalents and

(in thousands, except share and per share data)

short-term investments with high credit quality financial institutions, invests in investment-grade short-term debt securities and limits the amount of credit exposure to any one commercial issuer. Trade accounts receivables are dispersed across many customers operating in different industries; therefore, concentration of credit risk is limited.

Income Taxes. The Company provides for income taxes utilizing the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each balance sheet date, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. If it is determined that it is more likely than not that future tax benefits associated with a deferred tax asset will not be realized, a valuation allowance is provided. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date. Tax benefits earned on exercise of employee stock options in excess of compensation charged to income are credited to additional paid-in capital.

Earnings Per Share ("EPS"). Basic EPS excludes dilution and is computed by dividing earnings available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS includes all potential dilutive common stock in the weighted average shares outstanding.

Reclassifications. Certain prior-year amounts have been reclassified to conform to the 2007 presentation.

Accounting Changes and New Accounting Standards

On January 1, 2007, the Company adopted the provisions of the FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of SFAS No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a minimum recognition threshold for a tax position taken or expected to be taken in a tax return that is required to be met before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The cumulative effect of adopting FIN 48 of $850 was recorded as a reduction of beginning retained earnings. See Note 8 for additional information regarding unrecognized tax benefits.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" ("SFAS No. 141(R)"). This Statement replaces FASB Statement No. 141, "Business Combinations." SFAS No. 141(R) establishes principles and requirements for how an acquiring company: recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) further changes the accounting treatment for certain specific items, including: acquisition costs will be generally expensed as incurred; acquired contingent liabilities will be recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined under existing guidance for non-acquired contingencies; in-process research and development ("IPRD") will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will be generally expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. SFAS No. 141(R) applies prospectively to the Company's business combinations for which the acquisition date is on or after January 1, 2009.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements–an Amendment of Accounting Research Bulletin No. 51" ("SFAS No. 160"). SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. This statement is effective for the Company beginning January 1, 2009. The Company is currently evaluating the potential impact that SFAS No. 160 will have on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115" ("SFAS No. 159"), which is effective for the Company's financial statements beginning January 1, 2008. SFAS No. 159 permits entities to measure eligible financial assets, financial liabilities and firm commitments at fair value, on an instrument-by-instrument basis, that are otherwise not permitted to be accounted for at fair value under other generally accepted accounting principles. The fair value measurement election is irrevocable and subsequent changes in fair

(in thousands, except share and per share data)

value must be recorded in earnings. The Company is currently evaluating the potential impact that SFAS No. 159 will have on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. However, on February 12, 2008, the FASB issued FSP SFAS No. 157-2 which delays the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). This FSP partially defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP. Effective for 2008, the Company will adopt SFAS No. 157 except as it applies to those nonfinancial assets and nonfinancial liabilities as noted in FSP SFAS No. 157-2. The Company is currently evaluating the potential impact that SFAS No. 157 will have on its consolidated financial statements.

2. Acquisitions

In November 2007, the Company acquired marketRx, Inc. ("marketRx"), a U.S.-based leading provider of data analytics and process outsourcing to global life sciences companies in the pharmaceutical, biotechnology and medical devices segments for initial net cash consideration of approximately $135,853 (net of cash acquired of $305 and including direct transaction costs). In addition, the purchase price also included the estimated fair value of unvested stock options assumed by Cognizant. The Company completed this acquisition to strengthen its life sciences industry expertise as well as its data analytics capabilities in order to leverage such capabilities across multiple industries. The Company has made a preliminary allocation of the purchase price to the tangible and intangible assets and liabilities acquired, pending the completion of an appraisal, which will provide additional information concerning asset and liability valuations. Accordingly, the allocations are subject to revision when the Company receives final information, including the appraisal and other analyses. As part of the preliminary allocation of the purchase price, the Company recorded approximately $104,920 of non-tax deductible goodwill and $32,590 of intangible assets, principally customer relationships and developed technology. Amortization of $551 related to amortizable intangible assets has been included in depreciation and amortization in the accompanying consolidated statements of income and comprehensive income for the year ended December 31, 2007. The intangible assets are being amortized over a weighted average life of 8.7 years.

In September 2006, the Company acquired AimNet Solutions, Inc. ("AimNet"), a U.S.-based managed infrastructure and professional services firm for initial net cash consideration of approximately $14,773 (net of cash acquired of $971, and including assumed debt of $1,754 and direct transaction costs). The Company completed this acquisition to strengthen its IT infrastructure management capabilities. The Company has made an allocation of the purchase price to the tangible and intangible assets and liabilities acquired based on their fair values, including approximately $12,708 to tax deductible goodwill and $2,750 to intangible assets, principally customer relationships and developed technology. The intangible assets are being amortized over a weighted average life of 5.5 years.

In April 2005, the Company acquired substantially all the assets of Fathom Solutions, LLC ("Fathom"), a U.S.-based company specializing in IT consulting in the telecommunications and financial services industries, for initial consideration of approximately $23,300 (including direct transaction costs) in cash and stock. The Company made cash payments of approximately $18,600 and issued 226,450 shares of Class A common stock valued at $4,722 related to the acquisition. Additional purchase price of $11,955 that was contingent on Fathom achieving certain financial and operating targets over the two years ended April 30, 2007 was paid in July 2007 and allocated to goodwill. The Company completed this acquisition primarily to strengthen its service capabilities in the telecommunications industry. The Company has allocated the purchase price to the tangible and intangible assets and liabilities acquired based on their fair values, including $21,033 to tax deductible goodwill and $6,750 to intangible assets, principally customer relationships. The intangible assets are being amortized over a weighted average life of 9.8 years.

The operating results of marketRx, AimNet and Fathom have been included in the consolidated financial statements of the Company, effective November 16, 2007, September 5, 2006 and April 16, 2005, respectively. The acquisitions in 2007, 2006 and 2005 were not material to the Company's operations, financial position or cash flows.

(in thousands, except share and per share data)

3. Short-Term Investments

The following is a summary of short-term investments:

	December 31, 2007	December 31, 2006
Available-for-sale securities:		
Auction-rate securities	**$282,800**	$330,275
Asset-backed securities	**4**	2,983
Agency discount notes	**159**	1,109
Commercial paper	**977**	8,044
Corporate bonds	**498**	1,001
Total available-for-sale securities	**284,438**	343,412
Time deposits	**46,142**	38,810
Total short-term investments	**$330,580**	$382,222

The carrying value of short-term investments as of December 31, 2007 and 2006 approximated fair value. Realized gains or losses, if any, on these investments were insignificant for the years ended December 31, 2007, 2006 and 2005. Contractual maturities of available-for-sale-securities at December 31, 2007 are as follows: $1,136 in 2008, $3,998 in 2009, $0 in 2010, $0 in 2011, $12,000 in 2012 and $267,304 maturing after 2013. The Company's investments in auction-rate securities generally have contractual maturities in excess of one year; however, they provide liquidity to the Company every ninety days or less when interest rates are reset through a "Dutch" auction process. As of December 31, 2007, investments in auction-rate securities consisted of municipal debt securities and the Company had not participated in any failed auctions.

As of February 26, 2008, the Company held $176,300 of auction-rate securities whose underlying assets are generally student loans which are substantially backed by the federal government. During the period February 14, 2008 to February 26, 2008 auctions failed for $71,000 of the auction-rate securities held by the Company. Since there has not been a deterioration of the underlying credit quality of the auction-rate securities, and the Company has the ability to hold the securities until final maturity, if necessary, no impairment charge has been recorded.

4. Property and Equipment, net

Property and equipment consist of the following:

	Estimated Useful Life (Years)	December 31, 2007	December 31, 2006
Buildings	30	**$ 97,356**	$ 56,907
Computer equipment and purchased software	3	**131,355**	96,986
Furniture and equipment	5 – 9	**67,950**	50,042
Land		**12,866**	9,004
Leasehold land		**16,930**	1,880
Capital work-in-progress		**121,901**	36,382
Leasehold improvements	Over shorter of lease term or life of asset	**50,670**	64,492
Sub-total		**499,028**	315,693
Accumulated depreciation and amortization		**(142,981)**	(95,539)
Property and equipment, net		**$356,047**	$220,154

Depreciation and amortization expense related to property and equipment was $50,337, $31,503 and $19,311, for the years ended December 31, 2007, 2006 and 2005, respectively.

Leasehold land is leased by the Company from the government of India with lease terms ranging from 90 to 99 years. Lease payments are made at the inception of the lease agreement and amortized over the lease term. Amortization expense of leasehold land is immaterial for the periods presented and is included in depreciation and amortization expense in the Company's consolidated statements of operations and comprehensive income.

5. Goodwill and Intangible Assets, net

Changes in goodwill for the years ended December 31, 2007 and 2006 are as follows:

	2007	2006
Balance, beginning of year	**$ 27,190**	$ 18,223
Acquisitions and adjustments	**121,045**	8,534
Cumulative translation adjustments	**554**	433
Balance, end of year	**$148,789**	$ 27,190

In 2007, the increase in goodwill primarily relates to the acquisition of marketRx and a contingent payment earned upon the achievement of certain performance targets related to the Fathom acquisition. In 2006, the increase in goodwill relates to the acquisition of AimNet. No impairment losses were recognized during the three years ended December 31, 2007.

(in thousands, except share and per share data)

Components of intangible assets are as follows as of December 31:

	2007	2006	Weighted Average Life
Customer relationships	$ 47,990	$ 24,971	9.9 years
Developed technology	5,888	2,803	4.0 years
Other	3,035	1,044	4.6 years
	56,913	28,818	
Accumulated amortization	(11,348)	(8,355)	
Intangible assets, net	$ 45,565	$ 20,463	

All of the intangible assets have finite lives and as such are subject to amortization. Amortization of intangibles totaled $3,581 for 2007, $2,660 for 2006 and $2,089 for 2005. Estimated amortization expenses of the Company's existing intangible assets for the next five years are as follows:

Year	Amount
2008	$ 7,031
2009	$ 7,015
2010	$ 6,831
2011	$ 5,884
2012	$ 4,395

6. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

	December 31,	
	2007	2006
Accrued compensation and benefits	$ 154,265	$ 122,419
Accrued taxes	3,145	1,725
Accrued professional fees	13,898	12,221
Accrued vacation	40,493	23,874
Accrued travel and entertainment	11,450	12,177
Other	52,237	29,847
Total	$ 275,488	$ 202,263

7. Employee Benefits

The Company has a 401(k) Savings Plan which allows eligible U.S. employees of the Company to contribute a percentage of their compensation into the plan and the Company matches up to 50.0% of the eligible employee's contribution. The amount charged to expense for the matching contribution was $4,074, $3,655 and $1,577 for the years ended December 31, 2007, 2006 and 2005, respectively. The Company recorded an expense of $5,700 in the year ended December 31, 2006 relating to an operational failure in the administration of the 401(k) Savings Plan. Of such amount, approximately $1,400 related to 2006 and is included in the 2006 matching contribution and approximately $4,300 related to periods prior to 2006. Certain of the Company's employees participate in defined contribution plans in Europe, primarily the United Kingdom, sponsored by the Company. The costs to the Company related to these plans were not material to the Company's results of operations or financial position for the years presented.

Cognizant India maintains employee benefit plans that cover substantially all India-based employees. The employees' provident fund, pension and family pension plans are statutory defined contribution retirement benefit plans. Under the plans, employees contribute up to 12% of their base compensation, which is matched by an equal contribution by Cognizant India. Contribution expense recognized was $12,963, $6,265 and $3,758 for the years ended December 31, 2007, 2006 and 2005, respectively.

Cognizant India also maintains a statutory gratuity plan that is a statutory post-employment benefit plan providing defined lump sum benefits. Cognizant India makes annual contributions to an employees' gratuity fund established with a government-owned insurance corporation to fund a portion of the estimated obligation. The Company accounts for the gratuity plan in accordance with the provisions of EITF 88-1, "Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan". Accordingly, the Company's liability for the gratuity plan reflects the undiscounted benefit obligation payable as of the balance sheet date which was based upon the employees' salary and years of service. As of December 31, 2007 and 2006, the amount accrued under the gratuity plan was $11,859 and $8,552, respectively. Expense recognized by the Company was $7,013, $4,548 and $3,477 for the years ended December 31, 2007, 2006 and 2005, respectively.

8. Income Taxes

Income before provision for income taxes shown below is based on the geographic location to which such income is attributed for years ended December 31:

	2007	2006	2005
United States	$ 131,430	$ 92,157	$ 59,386
Foreign	282,926	185,654	125,886
Total	$ 414,356	$ 277,811	$ 185,272

The provision of income taxes consists for the following components for the years ended December 31:

	2007	2006	2005
Current:			
Federal and state	$ 58,830	$ 48,256	$ 26,218
Foreign	30,683	14,121	15,437
Total current	89,513	62,377	41,655
Deferred:			
Federal and state	(11,193)	(14,387)	(15,059)
Foreign	(14,097)	(2,974)	(7,590)
Total deferred	(25,290)	(17,361)	(22,649)
Total provision	$ 64,223	$ 45,016	$ 19,006

(in thousands, except share and per share data)

A reconciliation between the Company's effective income tax rate and the U.S. federal statutory rate is as follows:

	2007	%	2006	%	2005	%
Tax expense, at U.S. federal statutory rate	$145,025	35.0	$97,234	35.0	$ 64,845	35.0
State and local income taxes, net of federal benefit	7,559	1.8	5,048	1.8	3,262	1.8
Rate differential on foreign earnings	(83,397)	(20.1)	(55,465)	(20.0)	(36,964)	(19.9)
Repatriation of previously undistributed Indian earnings	–	–	–	–	(12,411)	(6.7)
Other	(4,964)	(1.2)	(1,801)	(0.6)	274	0.1
Total income taxes	$ 64,223	15.5	$45,016	16.2	$ 19,006	10.3

The Company's deferred income tax assets and liabilities are comprised of the following at December 31:

	2007	2006
Deferred income tax assets:		
Net operating losses	$ 37,730	$ 43,905
Revenue recognition	9,063	184
Compensation and benefits	24,717	23,637
Stock-based compensation	10,905	5,283
Depreciation and amortization	–	1,821
Minimum alternative tax and other credits	16,074	–
Other	1,566	2,240
	100,055	77,070
Less valuation allowance	5,887	3,989
Deferred tax assets, net	94,168	73,081
Deferred income tax liabilities:		
Undistributed Indian income	6,161	6,080
Depreciation and amortization	2,646	–
Intangible assets	13,087	–
Other	–	4,720
Deferred income tax liabilities	21,894	10,800
Net deferred income tax asset	$ 72,274	$ 62,281

At December 31, 2007, Cognizant has estimated net operating loss carryforwards for U.S. tax purposes of approximately $79,000, including approximately $7,900 of acquired net operating loss carryforwards. For federal purposes, these losses have expiration dates ranging from December 31, 2023 through December 31, 2026. For State purposes, the date of expiration varies but will generally be less than or equal to the federal expiration period. The Company has foreign net operating loss carryforwards of approximately $18,400, of which approximately $6,300 relates to pre-acquisition net operating losses. The Company has recorded a full valuation allowance on most of the foreign net operating loss carryforwards. If tax benefits are recognized through reduction of the valuation allowance, approximately $1,600 of such benefits will reduce goodwill. During 2007, the Indian government passed tax legislation that, among other items, subjects Indian taxpayers to a Minimum Alternative Tax ("MAT"). The MAT calculation includes all Indian profits and the resulting income tax may be credited against Indian income taxes due in future years. The Company has recorded a deferred income tax asset for taxes due under the MAT.

Cognizant India is an export-oriented company, which, under the Indian Income Tax Act of 1961 is entitled to claim tax holidays for a period of ten consecutive years for each Software Technology Park ("STP") with respect to export profits for each STP. Substantially all of the earnings of Cognizant India are attributable to export profits. The majority of the Company's STPs in India are currently entitled to a 100% exemption from Indian income tax. Under current law, these tax holidays will be completely phased out by March 2009. The incremental Indian taxes related to the taxable STPs have been incorporated into the Company's effective income tax rate for 2007. For the years ended December 31, 2007, 2006 and 2005, the effect of the income tax holiday was to reduce the overall income tax provision and increase net income by approximately $81,691, $51,345 and $34,664, respectively, and increase diluted EPS by $0.27, $0.17 and $0.12, respectively.

Prior to January 1, 2002, it was the Company's intent to repatriate all accumulated earnings from India to the United States. Accordingly, Cognizant provided deferred income taxes on such pre-2002 undistributed earnings. During the first quarter of 2002, Cognizant made a strategic decision to pursue an international strategy that includes expanded infrastructure investments in India and geographic expansion in Europe and Asia. As a component of this strategy, Cognizant intends to use 2002 and future Indian earnings to expand operations outside of the United States instead of repatriating these earnings to the United States. Accordingly, effective January 1, 2002, pursuant to APB No. 23, Cognizant no longer accrues incremental U.S. taxes on all Indian earnings recognized in 2002 and subsequent periods as these earnings are considered to be indefinitely reinvested outside of the United States. As of December 31, 2007, the amount of unrepatriated Indian earnings and total foreign earnings, including unrepatriated Indian earnings, upon which no incremental U.S. taxes have been recorded is approximately $709,200 and $765,133, respectively. If such earnings are repatriated in the future, or no longer deemed to be indefinitely reinvested, Cognizant will accrue the applicable amount of taxes associated with such earnings. Due to the various methods by which such earnings could be repatriated in the future, it is not currently practicable to determine the amount of applicable taxes that would result from such repatriation.

On October 22, 2004, the American Jobs Creation Act of 2004 (the "Act") was enacted into law. The Act created a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85% dividends received deduction for certain dividends from controlled foreign corporations. Under the provisions of the Act, in December 2005, the Company repatriated $60,000 of undistributed Indian earnings that were not considered permanently reinvested under APB No. 23 and recorded a net income tax benefit of $12,411, consisting of a reversal of deferred income tax liabilities of $22,939 partially offset by current U.S. and Indian income taxes of $10,528. The U.S. income tax benefit was attributed to the fact that U.S. taxes due under the Act were substantially less than the amount the Company previously accrued, based on the U.S. federal statutory rate of 35%, on such undistributed Indian earnings. The repatriation reduced the Company's effective tax rate for the year ended December 31, 2005 from 17.0% to 10.3% and increased basic and diluted EPS by $0.05 and $0.04, respectively. As of December 31, 2007, the Company has an accrual of approximately $6,200 on remaining pre-2002 undistributed Indian earnings that the Company intends to repatriate in the future.

The Company will continue to assert permanent reinvestment of all Indian earnings after December 31, 2001. Deferred U.S. income taxes on unremitted earnings from other foreign entities have not been provided for as such earnings are deemed to be permanently reinvested.

Due to the geographical scope of our operations, the Company is subject to tax examinations in various jurisdictions. Accordingly, the Company may record incremental tax expense, in accordance with FIN 48, based upon the more-likely-than-not outcomes of any uncertain tax positions. In addition, when applicable, the Company adjusts the previously recorded tax expense to reflect examination results when the position is effectively settled. The Company's ongoing assessments of the more-likely-than-not outcomes of the examinations and related tax positions require judgment and can increase or decrease our effective tax rate, as well as impact our operating results. The specific timing of when the resolution of each tax position will be reached is uncertain.

A reconciliation of the beginning and ending balance of unrecognized tax benefits is as follows:

Balance at January 1, 2007	$ 7,686
Additions based on tax positions related to the current year	2,435
Additions for tax positions of prior years	279
Additions for tax positions of acquired subsidiaries	1,192
Reductions for tax positions due to lapse of statutes of limitations	(2,922)
Settlements	(738)
Balance at December 31, 2007	$ 7,932

Approximately $6,740 and $7,500 of the total amount of unrecognized tax benefits at December 31, 2007 and January 1, 2007, respectively, would affect the effective tax rate, if recognized. The remaining $1,192 as of December 31, 2007 would be adjusted against goodwill. It is reasonably possible that within the next 12 months certain U.S. state and foreign examinations will be resolved or reach the statute of limitations, which could result in a decrease in unrecognized tax benefits of $867. The Company recognizes accrued interest and penalties associated with uncertain tax positions as part of its provision for income taxes. The total amount of accrued interest and penalties at December 31, 2007 and January 1, 2007 was $646 and $614, respectively, and relates to foreign tax matters. The Company has not accrued interest on U.S. unrecognized tax benefits as the Company currently has net operating loss carryforwards that would mitigate any current interest cost. The amount of interest and penalties expensed for 2007 were immaterial.

During 2007, the Company reduced its liability for unrecognized tax benefits by $2,922 upon the expiration of the statute of limitations for certain U.S. federal income tax positions. In addition, the Company recognized $738 upon the effective settlement of certain foreign income tax positions.

The Company files a U.S. federal consolidated income tax return. The U.S. federal statute of limitations remains open for the year 2004 and onward. Years still under examination by foreign tax authorities are years 2001 and forward.

9. Capital Stock

Stock Split. In September 2007, the Company's Board of Directors declared a two-for-one stock split to be effected by a 100% stock dividend paid on October 16, 2007 to stockholders of record as of October 1, 2007. The stock split has been reflected in the accompanying consolidated financial statements, and all applicable references as to the number of outstanding common shares and per share information have been retroactively adjusted to reflect the stock split as if it occurred at the beginning of the earliest period presented. Stockholders' equity accounts have been retroactively adjusted to reflect a reclassification of an amount equal to the par value of the increase in issued shares of Class A common stock from the additional paid-in-capital account to the Class A common stock account.

Stock Repurchase Program. The Company's stock repurchase program authorizes both open market and private repurchase transactions of up to $200 million, excluding fees and expenses, of Class A common stock through September 17, 2008. The program authorizes management to repurchase shares opportunistically from time to time, depending on market conditions. During 2007, the Company completed stock repurchases of approximately 3,388,000 shares for $105,360, inclusive of fees and expenses. As of December 31, 2007, the Company had remaining authorization of $94,742 for future stock repurchases. At time of repurchase, shares are returned to the status of

A summary of the activity for stock options granted under the Company's stock-based compensation plans as of December 31, 2007 and changes during the year then ended is presented below:

	Number of Options	Weighted Average Exercise Price (in dollars)	Weighted Average Remaining Life (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2007	28,894,716	$ 10.28		
Granted and assumed through acquisition	4,000,829	$ 37.28		
Exercised	(5,504,369)	$ 5.85		
Cancelled	(607,802)	$ 23.86		
Expired	(17,150)	$ 11.44		
Outstanding at December 31, 2007	26,766,224	$14.91	5.93	$ 532,943
Vested and expected to vest at December 31, 2007	25,326,796	$ 13.87	5.77	$ 527,352
Exercisable at December 31, 2007	18,096,625	$ 7.27	4.67	$ 483,803

As of December 31, 2007, $70,612 of total remaining unrecognized stock-based compensation cost related to stock options is expected to be recognized over the weighted-average remaining requisite service period of 2.45 years. The total intrinsic value of options exercised was $195,363, $156,580 and $186,118 for the years ended December 31, 2007, 2006 and 2005, respectively.

A summary of the activity for performance stock units granted under the Incentive Plan as of December 31, 2007 and changes during the year then ended is presented below:

	Number of Units	Weighted Average Grant Date Fair Value (in dollars)
Outstanding at January 1, 2007	–	$ –
Granted	1,058,257	$ 29.36
Vested	–	$ –
Forfeited	–	$ –
Outstanding at December 31, 2007	1,058,257	$ 29.36
Exercisable at December 31, 2007	–	$ –

The fair value of performance stock units is determined based on the number of performance stock units granted and the quoted price of the Company's stock at date of grant. For employees subject to the FBT, the grant date fair value is reduced by the amount of the FBT expected to be recovered by the Company from the employee. Under the Monte Carlo simulation model, the value of the FBT is equal to the FBT tax rate multiplied by the quoted price of the Company's stock at date of grant. As of December 31, 2007, $16,077 of total remaining unrecognized stock-based compensation cost related to performance stock units is expected to be recognized over the weighted-average remaining requisite service period of three years.

11. Commitments

The Company leases office space and equipment under operating leases, which expire at various dates through the year 2015. Certain leases contain renewal provisions and generally require the Company to pay utilities, insurance, taxes, and other operating expenses. Future minimum rental payments under operating leases that have initial or remaining lease terms in excess of one year as of December 31, 2007 are as follows:

2008	$ 51,040
2009	52,824
2010	52,133
2011	47,832
2012	39,005
Thereafter	32,472
Total minimum lease payments	$ 275,306

Rental expense totaled $54,475, $24,743 and $17,499 for years ended December 31, 2007, 2006 and 2005, respectively.

The Company's current India real estate development program includes planned construction of approximately 4,300,000 square feet of new space. The expanded program, which commenced during the quarter ended March 31, 2007, includes the expenditure of approximately $330,000 through the end of 2009 on land acquisition, facilities construction and furnishings to build new state-of-the-art IT development centers in regions primarily designated as Special Economic Zones located in India. As of December 31, 2007, the Company had outstanding fixed capital commitments of $126,658 related to the India development center expansion program.

(in thousands, except share and per share data)

earned abroad by providing an 85% dividends received deduction for certain dividends from controlled foreign corporations. Under the provisions of the Act, in December 2005, the Company repatriated $60,000 of undistributed Indian earnings that were not considered permanently reinvested under APB No. 23 and recorded a net income tax benefit of $12,411, consisting of a reversal of deferred income tax liabilities of $22,939 partially offset by current U.S. and Indian income taxes of $10,528. The U.S. income tax benefit was attributed to the fact that U.S. taxes due under the Act were substantially less than the amount the Company previously accrued, based on the U.S. federal statutory rate of 35%, on such undistributed Indian earnings. The repatriation reduced the Company's effective tax rate for the year ended December 31, 2005 from 17.0% to 10.3% and increased basic and diluted EPS by $0.05 and $0.04, respectively. As of December 31, 2007, the Company has an accrual of approximately $6,200 on remaining pre-2002 undistributed Indian earnings that the Company intends to repatriate in the future.

The Company will continue to assert permanent reinvestment of all Indian earnings after December 31, 2001. Deferred U.S. income taxes on unremitted earnings from other foreign entities have not been provided for as such earnings are deemed to be permanently reinvested.

Due to the geographical scope of our operations, the Company is subject to tax examinations in various jurisdictions. Accordingly, the Company may record incremental tax expense, in accordance with FIN 48, based upon the more-likely-than-not outcomes of any uncertain tax positions. In addition, when applicable, the Company adjusts the previously recorded tax expense to reflect examination results when the position is effectively settled. The Company's ongoing assessments of the more-likely-than-not outcomes of the examinations and related tax positions require judgment and can increase or decrease our effective tax rate, as well as impact our operating results. The specific timing of when the resolution of each tax position will be reached is uncertain.

A reconciliation of the beginning and ending balance of unrecognized tax benefits is as follows:

Balance at January 1, 2007	$ 7,686
Additions based on tax positions related to the current year	2,435
Additions for tax positions of prior years	279
Additions for tax positions of acquired subsidiaries	1,192
Reductions for tax positions due to lapse of statutes of limitations	(2,922)
Settlements	(738)
Balance at December 31, 2007	**$ 7,932**

Approximately $6,740 and $7,500 of the total amount of unrecognized tax benefits at December 31, 2007 and January 1, 2007, respectively, would affect the effective tax rate, if recognized. The remaining $1,192 as of December 31, 2007 would be adjusted against goodwill. It is reasonably possible that within the next 12 months certain U.S. state and foreign examinations will be resolved or reach the statute of limitations, which could result in a decrease in unrecognized tax benefits of $867. The Company recognizes accrued interest and penalties associated with uncertain tax positions as part of its provision for income taxes. The total amount of accrued interest and penalties at December 31, 2007 and January 1, 2007 was $646 and $614, respectively, and relates to foreign tax matters. The Company has not accrued interest on U.S. unrecognized tax benefits as the Company currently has net operating loss carryforwards that would mitigate any current interest cost. The amount of interest and penalties expensed for 2007 were immaterial.

During 2007, the Company reduced its liability for unrecognized tax benefits by $2,922 upon the expiration of the statute of limitations for certain U.S. federal income tax positions. In addition, the Company recognized $738 upon the effective settlement of certain foreign income tax positions.

The Company files a U.S. federal consolidated income tax return. The U.S. federal statute of limitations remains open for the year 2004 and onward. Years still under examination by foreign tax authorities are years 2001 and forward.

9. Capital Stock

Stock Split. In September 2007, the Company's Board of Directors declared a two-for-one stock split to be effected by a 100% stock dividend paid on October 16, 2007 to stockholders of record as of October 1, 2007. The stock split has been reflected in the accompanying consolidated financial statements, and all applicable references as to the number of outstanding common shares and per share information have been retroactively adjusted to reflect the stock split as if it occurred at the beginning of the earliest period presented. Stockholders' equity accounts have been retroactively adjusted to reflect a reclassification of an amount equal to the par value of the increase in issued shares of Class A common stock from the additional paid-in-capital account to the Class A common stock account.

Stock Repurchase Program. The Company's stock repurchase program authorizes both open market and private repurchase transactions of up to $200 million, excluding fees and expenses, of Class A common stock through September 17, 2008. The program authorizes management to repurchase shares opportunistically from time to time, depending on market conditions. During 2007, the Company completed stock repurchases of approximately 3,388,000 shares for $105,360, inclusive of fees and expenses. As of December 31, 2007, the Company had remaining authorization of $94,742 for future stock repurchases. At time of repurchase, shares are returned to the status of

(in thousands, except share and per share data)

authorized and unissued shares. The Company has accounted for the repurchases during 2007 as constructively retired and recorded such repurchases as a reduction of Class A common stock and additional paid-in capital.

Capital Stock. On June 13, 2006, the Company's stockholders approved an amendment to the Restated Certificate of Incorporation to increase the maximum number of authorized shares of the Company's capital stock, all classes, from 340,000,000 shares, consisting of (i) 325,000,000 shares of Class A common stock, and (ii) 15,000,000 shares of preferred stock, to 515,000,000 shares, consisting of (x) 500,000,000 shares of Class A common stock, and (y) 15,000,000 shares of preferred stock.

10. Employee Stock-Based Compensation Plans

On June 7, 2007, the Company's stockholders approved an amendment to the Company's Amended and Restated 1999 Incentive Compensation Plan (the "Incentive Plan") to increase the maximum number of shares of Class A common stock reserved for issuance under the Incentive Plan by an additional 7,000,000 shares from 76,523,160 to 83,523,160 shares of Class A common stock. The Key Employees' Stock Option Plan , as amended, ("Key Employees Plan") provides for the grant of up to 15,246,840 stock options to eligible employees and The Non-Employee Directors' Stock Option Plan (the "Non-Employee Directors' Plan") provides for the grant of up to 1,716,000 stock options to eligible directors. Effective June 13, 2006, there were no shares available for future grant under the Key Employees Plan. The Company has issued both stock options and performance stock units under the Incentive Plan and stock options under both the Key Employees Plan and Non-Employee Directors' Plan. As of December 31, 2007, the Company has 5,704,112 and 8,000 shares available for grant under the Incentive Plan and Non-Employee Directors' Plan, respectively.

Stock options granted to employees under the Company's plans have a life of ten years, vest proportionally over four years, unless specified otherwise, and have an exercise price equal to the fair market value of the common stock on the date of grant. Grants to non-employee directors under the Incentive Plan and Non-Employee Directors' Plan vest proportionally over two years. Stock-based compensation expense relating to stock options is recognized on a straight-line basis over the requisite service period.

During 2007, the Company began to issue performance stock units under the Incentive Plan. The performance stock unit grants have a term of ten years and vesting is contingent on both meeting revenue performance targets and continued service. During 2007, the Company granted performance stock units that cliff vest after three years, principally to executive officers, and performance stock units that vest proportionally over three years to employees other than the executive officers. Stock-based compensation costs for performance stock units that cliff vest are recognized on a straight-line basis and awards that vest proportionally are recognized on a graded-vesting basis over the vesting period based on the most probable outcome of the performance conditions. If the minimum performance targets are not met, no compensation cost is recognized and any recognized compensation cost is reversed.

The Company's 2004 Employee Stock Purchase Plan (the "Purchase Plan") provides for the issuance of up to 6,000,000 shares of Class A common stock to eligible employees. The Purchase Plan provides for eligible employees to purchase whole shares of Class A common stock at a price of 90% of the lesser of: (a) the fair market value of a share of Class A common stock on the first date of the purchase period or (b) the fair market value of a share of Class A common stock on the last date of the purchase period. Stock-based compensation expense for the Purchase Plan is recognized over the vesting period of three months on a straight-line basis. No employee can purchase more than $25 worth of stock annually, and no stock can be purchased by any person which would result in the purchaser owning more than five percent or more of the total combined voting power or value of all classes of stock of the Company. As of December 31, 2007, the Company has 3,189,786 shares available for future grants and issuances under the Purchase Plan.

In 2007 and 2006, stock-based compensation costs were $35,916 and $29,934, respectively, and after the related tax benefit, reduced net income by $29,100 and $26,019 in 2007 and 2006, respectively. The allocation of stock-based compensation expense between cost of revenues and selling, general and administrative expenses was as follows for the years ended December 31:

	2007	2006
Cost of revenues	$ 17,206	$ 13,400
Selling, general and administrative expenses	18,710	16,534
Total stock-based compensation expense	$ 35,916	$ 29,934

(in thousands, except share and per share data)

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation for the year ended December 31:

	2005
Net income, as reported	$ 166,266
Add: Stock-based employee compensation expense included in reported net earnings, net of related tax effects	–
Deduct: Total stock-based employee compensation determined using the fair value-based method for all awards, net of related tax effects	17,990
Pro forma net income	$ 148,276
Earning per share:	
Basic-as reported	$ 0.61
Basic-pro forma	$ 0.54
Diluted-as reported	$ 0.57
Diluted-pro forma	$ 0.50

Effective April 1, 2007, the Indian government enacted a fringe benefit tax ("FBT") on the intrinsic value of stock options as of the vesting date that is payable by the Company at time of option exercise. The Company has elected to recover this cost from the employee and withholds the FBT from the employee's stock option proceeds at the time of exercise before remitting the tax to the Indian government. Since the Company is the primary obligor of this tax obligation, the Company records the FBT as an operating expense and the recovery from the employee is recorded in additional paid-in capital as proceeds from stock issuance. For the year ended December 31, 2007, the Company recorded stock-based FBT expense of $5,922.

In determining the fair value of stock options issued to employees subject to the FBT, the Company must estimate the future stock issuance proceeds, including FBT, at time of grant. The Monte Carlo simulation model is used to estimate the future price of the Company's stock on the respective vesting dates of stock option grants. Accordingly, effective April 1, 2007, the Company began to segregate its employees into two groups for determining the fair value of stock options at date of grant: employees subject to the FBT and employees not subject to the FBT. In 2007, the fair value of each stock option granted to employees subject to the FBT was estimated at the date of grant using the Monte Carlo simulation model and the fair value of each stock option granted to employees not subject to the FBT was estimated at date of grant using the Black-Scholes option-pricing model. For 2006, the fair value of each stock option was estimated on the date of grant using a Black-Scholes option-pricing model. For the years ended December 31, 2007 and 2006, expected volatility was calculated using implied market volatilities. In addition, the expected term, which represents the period of time, measured from the grant date, that vested options are expected to be outstanding, was derived by incorporating exercise and post-vest termination assumptions, based on historical data, in a Monte Carlo simulation model. For the year ended December 31, 2005, expected volatility was based on historical volatility of the Company's Class A common stock and the expected term was based on historical employee exercise behavior. The risk-free rate is derived from the U.S. Treasury yield curve in effect at the time of grant. The Company does not pay dividends. Forfeiture assumptions used in amortizing stock-based compensation expense are based on an analysis of historical data.

The fair values of option grants, including the Purchase Plan, were estimated at the date of grant with the following assumptions:

	For the Year Ended December 31,		
	2007	2006	2005
Dividend yield	0 %	0 %	0 %
Weighted average volatility factor:			
Stock options	33.37 %	36.05 %	44.20 %
Purchase plan	32.76 %	34.70 %	43.77 %
Weighted average expected life (in years):			
Stock options	5.26	5.23	4.00
Purchase plan	0.25	0.25	0.25
Weighted average risk-free interest rate:			
Stock options	4.43 %	4.79 %	3.77 %
Purchase plan	4.84 %	4.71 %	2.81 %
Weighted average fair value:			
Stock options	$ 13.32	$ 12.93	$ 8.26
Purchase plan	$ 6.69	$ 5.39	$ 4.26

During the year ended December 31, 2007, the Company issued 870,290 shares of Class A common stock under the Purchase Plan with a total vested fair value of approximately $5,823.

A summary of the activity for stock options granted under the Company's stock-based compensation plans as of December 31, 2007 and changes during the year then ended is presented below:

	Number of Options	Weighted Average Exercise Price (in dollars)	Weighted Average Remaining Life (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2007	28,894,716	$ 10.28		
Granted and assumed through acquisition	4,000,829	$ 37.28		
Exercised	(5,504,369)	$ 5.85		
Cancelled	(607,802)	$ 23.86		
Expired	(17,150)	$ 11.44		
Outstanding at December 31, 2007	26,766,224	$14.91	5.93	$ 532,943
Vested and expected to vest at December 31, 2007	25,326,796	$ 13.87	5.77	$ 527,352
Exercisable at December 31, 2007	18,096,625	$ 7.27	4.67	$ 483,803

As of December 31, 2007, $70,612 of total remaining unrecognized stock-based compensation cost related to stock options is expected to be recognized over the weighted-average remaining requisite service period of 2.45 years. The total intrinsic value of options exercised was $195,363, $156,580 and $186,118 for the years ended December 31, 2007, 2006 and 2005, respectively.

A summary of the activity for performance stock units granted under the Incentive Plan as of December 31, 2007 and changes during the year then ended is presented below:

	Number of Units	Weighted Average Grant Date Fair Value (in dollars)
Outstanding at January 1, 2007	–	$ –
Granted	1,058,257	$ 29.36
Vested	–	$ –
Forfeited	–	$ –
Outstanding at December 31, 2007	1,058,257	$ 29.36
Exercisable at December 31, 2007	–	$ –

The fair value of performance stock units is determined based on the number of performance stock units granted and the quoted price of the Company's stock at date of grant. For employees subject to the FBT, the grant date fair value is reduced by the amount of the FBT expected to be recovered by the Company from the employee. Under the Monte Carlo simulation model, the value of the FBT is equal to the FBT tax rate multiplied by the quoted price of the Company's stock at date of grant. As of December 31, 2007, $16,077 of total remaining unrecognized stock-based compensation cost related to performance stock units is expected to be recognized over the weighted-average remaining requisite service period of three years.

11. Commitments

The Company leases office space and equipment under operating leases, which expire at various dates through the year 2015. Certain leases contain renewal provisions and generally require the Company to pay utilities, insurance, taxes, and other operating expenses. Future minimum rental payments under operating leases that have initial or remaining lease terms in excess of one year as of December 31, 2007 are as follows:

2008	$ 51,040
2009	52,824
2010	52,133
2011	47,832
2012	39,005
Thereafter	32,472
Total minimum lease payments	$ 275,306

Rental expense totaled $54,475, $24,743 and $17,499 for years ended December 31, 2007, 2006 and 2005, respectively.

The Company's current India real estate development program includes planned construction of approximately 4,300,000 square feet of new space. The expanded program, which commenced during the quarter ended March 31, 2007, includes the expenditure of approximately $330,000 through the end of 2009 on land acquisition, facilities construction and furnishings to build new state-of-the-art IT development centers in regions primarily designated as Special Economic Zones located in India. As of December 31, 2007, the Company had outstanding fixed capital commitments of $126,658 related to the India development center expansion program.

(in thousands, except share and per share data)

12. Contingencies

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the outcome of such claims and legal actions, if decided adversely, is not expected to have a material adverse effect on the Company's business, financial condition and results of operations. Additionally, many of the Company's engagements involve projects that are critical to the operations of its customers' businesses and provide benefits that are difficult to quantify. Any failure in a customer's computer system could result in a claim for substantial damages against the Company, regardless of the Company's responsibility for such failure. Although the Company attempts to contractually limit its liability for damages arising from negligent acts, errors, mistakes, or omissions in rendering its software development and maintenance services, there can be no assurance that the limitations of liability set forth in its contracts will be enforceable in all instances or will otherwise protect the Company from liability for damages. Although the Company has general liability insurance coverage, including coverage for errors or omissions, there can be no assurance that such coverage will continue to be available on reasonable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. The successful assertion of one or more large claims against the Company that exceed available insurance coverage or changes in the Company's insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, would have a material adverse effect on the Company's business, results of operations and financial condition.

13. Segment Information

The Company's reportable segments are: Financial Services, which includes customers providing banking/transaction processing, capital markets and insurance services; Healthcare, which includes healthcare providers and payers as well as life sciences customers; Manufacturing/Retail/Logistics, which includes manufacturers, retailers, travel and other hospitality customers, as well as customers providing logistics services; and Other, which is an aggregation of industry segments which, individually, are less than 10% of consolidated revenues and segment operating profit. The Other reportable segment includes media and information services, communications, and high technology operating segments. The Company's sales managers, account executives, account managers and project teams are aligned in accordance with the specific industries they serve.

The Company's chief operating decision maker evaluates the Company's performance and allocates resources based on segment revenues and operating profit. Segment operating profit is defined as income from operations before unallocated costs. Expenses included in segment operating profit consist principally of direct selling and delivery costs as well as a per seat charge for use of the Company's development centers. Certain expenses, such as general and administrative, and a portion of depreciation and amortization, are not specifically allocated to specific segments as management does not believe it is practical to allocate such costs to individual segments because they are not directly attributable to any specific segment. Further, stock-based compensation expense and the related stock-based Indian fringe benefit tax expense are not allocated to individual segments in internal management reports used by the chief operating decision maker. Accordingly, these expenses are separately disclosed as "unallocated" and adjusted only against the total income from operations of the Company. Additionally, management has determined that it is not practical to allocate identifiable assets, by segment, since such assets are used interchangeably among the segments.

Revenues from external customers and segment operating profit, before unallocated expenses, for the Financial Services, Healthcare, Manufacturing/Retail/Logistics, and Other reportable segments were as follows for the years ended December 31:

	2007	2006	2005
Revenues:			
Financial Services	$ 1,001,420	$ 679,901	$ 440,958
Healthcare	504,504	330,860	176,102
Manufacturing/Retail/Logistics	320,116	209,703	152,536
Other	309,537	203,803	116,234
Total revenue	$ 2,135,577	$ 1,424,267	$ 885,830
Segment operating profit:			
Financial Services	$ 355,696	$ 254,115	$ 153,542
Healthcare	199,791	135,374	71,226
Manufacturing/Retail/Logistics	108,480	73,443	46,210
Other	111,319	63,657	39,100
Total segment operating profit	775,286	526,589	310,078
Less: unallocated costs(1)	393,764	267,646	132,366
Less: other costs(2)	–	–	96
Income from operations	$ 381,522	$ 258,943	$ 177,616

(1) Includes $35,916 of stock-based compensation expense and $5,922 of stock-based Indian fringe benefit tax expense for the year ended December 31, 2007 and $29,934 of stock-based compensation expense for the year ended December 31 2006. Results for 2005 do not include such expenses.

(2) Represents costs related to the wind-down of the Company's development facility in Limerick, Ireland. The costs associated with the closure of this facility have been disclosed separately since these costs were not allocated to a reportable segment in management's internal reporting. All costs have been paid as of December 31, 2005.

(in thousands, except share and per share data)

Geographic Area Information

Revenue and long-lived assets, by geographic area, are as follows:

	North America[2]	Europe[3]	Asia[5]	Total
2007				
Revenues[1]	$1,768,763	$342,866	$ 23,948	$2,135,577
Long-lived assets[4]	$ 12,860	$ 1,873	$ 341,314	$ 356,047
2006				
Revenues[1]	$1,227,641	$183,868	$ 12,758	$1,424,267
Long-lived assets[4]	$ 9,224	$ 1,392	$ 209,538	$ 220,154
2005				
Revenues[1]	$ 772,775	$103,707	$ 9,348	$ 885,830
Long-lived assets[4]	$ 8,151	$ 281	$ 138,550	$ 146,982

(1) Revenues are attributed to regions based upon customer location.

(2) Substantially all relates to operations in the United States.

(3) Includes revenue from operations in United Kingdom of $221,029, $134,926 and $80,834 in 2007, 2006 and 2005, respectively.

(4) Long-lived assets include property and equipment net of accumulated depreciation and amortization.

(5) Substantially all of these long-lived assets relate to the Company's operations in India.

14. Quarterly Financial Data (Unaudited)

Summarized quarterly results for the two years ended December 31, 2007 are as follows:

	Three Months Ended				
2007	March 31	June 30	September 30	December 31	Full Year
Revenue	$ 460,270	$ 516,514	$ 558,837	$ 599,956	$ 2,135,577
Income from operations	$ 83,602	$ 90,671	$ 101,130	$ 106,119	$ 381,522
Net income	$ 75,446	$ 82,277	$ 96,154	$ 96,256	$ 350,133
Basic EPS[1]	$ 0.26	$ 0.29	$ 0.33	$ 0.33	$ 1.22[2]
Diluted EPS[1]	$ 0.25	$ 0.27	$ 0.32	$ 0.32	$ 1.15[2]

	Three Months Ended				
2006	March 31	June 30	September 30	December 31	Full Year
Revenue	$ 285,479	$ 336,836	$ 377,522	$ 424,430	$ 1,424,267
Income from operations	$ 53,156	$ 60,671	$ 68,764	$ 76,352	$ 258,943
Net income	$ 47,164	$ 55,071	$ 61,027	$ 69,533	$ 232,795
Basic EPS[1]	$ 0.17	$ 0.20	$ 0.22	$ 0.24	$ 0.83
Diluted EPS[1]	$ 0.16	$ 0.18	$ 0.20	$ 0.23	$ 0.77

(1) Reflects a two-for-one stock split effected by a 100% stock dividend paid on October 16, 2007.

(2) The sum of the quarterly basic and diluted EPS for each of the four quarters may not equal the EPS for the year due to rounding.

Selected Consolidated Financial Data

The following table sets forth our selected consolidated historical financial data as of the dates and for the periods indicated. Our selected consolidated financial data set forth below as of December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007 has been derived from the audited financial statements included elsewhere herein. Our selected consolidated financial data set forth below as of December 31, 2005, 2004 and 2003 and for each of the years ended December 31, 2004 and 2003 are derived from the audited financial statements not included elsewhere herein. Our selected consolidated financial information for 2007, 2006 and 2005 should be read in conjunction with the Consolidated Financial Statements and the Notes, and Management's Discussion and Analysis of Financial Condition and Results of Operations which are included elsewhere in this Annual Report.

	Year Ended December 31,				
	2007[1]	2006[1]	2005[2]	2004	2003
	(in thousands, except per share data)				
Consolidated Statement of Operations Data:					
Revenues	$ 2,135,577	$ 1,424,267	$ 885,830	$ 586,673	$ 365,656
Revenues - related party	–	–	–	–	2,575
Total revenues	2,135,577	1,424,267	885,830	586,673	368,231
Cost of revenues (exclusive of depreciation and amortization expense shown separately below)	1,206,035	787,923	479,915	319,810	199,724
Selling, general and administrative expenses	494,102	343,238	206,899	132,796	84,259
Depreciation and amortization expense	53,918	34,163	21,400	16,447	11,936
Income from operations	381,522	258,943	177,616	117,620	72,312
Other income (expense), net:					
Interest income	29,560	17,615	8,982	4,389	2,128
Split-off costs	–	–	–	–	(2,010)
Other income (expense) – net	3,274	1,253	(1,326)	86	(199)
Total other income (expense), net	32,834	18,868	7,656	4,475	(81)
Income before provision for income taxes	414,356	277,811	185,272	122,095	72,231
Provision for income taxes	64,223	45,016	19,006	21,852	14,866
Net income	$ 350,133	$ 232,795	$ 166,266	$ 100,243	$ 57,365
Basic earnings per share	$ 1.22	$ 0.83	$ 0.61	$ 0.38	$ 0.23
Diluted earnings per share	$ 1.15	$ 0.77	$ 0.57	$ 0.35	$ 0.21
Weighted average number of common shares outstanding – Basic	288,155	281,715	272,988	261,980	250,022
Weighted average number of common shares outstanding – Diluted	303,593	301,124	293,790	285,113	271,628
Consolidated Statement of Financial Position Data:					
Cash and cash equivalents	$ 339,845	$ 265,937	$ 196,938	$ 199,296	$ 144,371
Working capital	901,495	790,888	509,628	340,189	220,873
Total assets	1,838,306	1,325,981	869,893	572,745	365,300
Stockholders' equity	1,468,210	1,073,499	714,145	453,529	274,070

(1) Includes the impact of our adoption of SFAS No. 123R effective January 1, 2006 and the impact of the stock-based Indian fringe benefit tax effective April 1, 2007. For additional information, refer to Note 10 (Employee Stock-Based Compensation Plans) to our consolidated financial statements which are included elsewhere herein.

(2) For the year ended December 31, 2005, our consolidated statement of operations data includes the reduction of income tax expense (one-time income tax benefit) of $12,411, $0.05 per basic earnings per share and $0.04 per diluted earnings per share related to the repatriation of $60,000 of Indian earnings pursuant to the American Jobs Creation Act of 2004.

Performance Graph

The following graph compares the cumulative total stockholder return on our Class A common stock with the cumulative total return on the NASDAQ 100 Index, S&P 500 Index and a Peer Group Index[1] (capitalization weighted) for five years ended December 31, 2007. The graph assumes $100 investment on December 31, 2002 in our Class A common stock, the NASDAQ 100 Index, the S&P 500 Index and the Peer Group Index[1] (capitalization weighted) and assumes reinvestment of all dividends. The stock performance shown on the graph below is not indicative of future price performance.

Comparison of Cumulative Total Return

Comparison of Five Year Cumulative Return among Cognizant, the NASDAQ 100 Index, the S&P 500 Index and the Peer Group Index[1] (capitalization weighted)


$700
$600
$500
$400
$300
$200
$100
$0
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07

Company/Index	Base Period 12/31/02	Years Ending 12/31/03	12/31/04	12/31/05	12/31/06	12/31/07
Cognizant Technology Solutions	100	189.56	351.63	417.58	640.95	563.87
S&P 500 Index	100	126.68	142.69	149.70	173.34	182.86
NASDAQ 100	100	149.12	164.69	167.13	178.48	211.81
Peer Group[1]	100	144.71	174.99	186.51	238.98	219.07

(1) We have constructed a Peer Group Index of other information technology consulting firms consisting of Accenture Ltd., Computer Sciences Corporation, Computer Task Group, Inc., Diamond Management & Technology Consultants, Inc., Electronic Data Systems Corporation, iGate Corp., Infosys Technologies Ltd., Sapient Corp., Satyam Computer Services Ltd., Syntel, Inc. and Wipro Ltd. We believe that these companies most closely resemble our business mix and that their performance is representative of our industry. In 2007, we added Computer Sciences Corporation and Electronic Data Systems Corporation and removed Computer Horizons Corp., which is no longer publicly traded, Covansys Corporation, which was acquired by Electronic Data Systems Corporation, and Keane, Inc., which was acquired by Caritor, Inc.

Corporate Information

Directors

John E. Klein [1][2][3]
Chairman of the Board
Cognizant,
President and
Chief Executive Officer
Polarex, Inc.

Lakshmi Narayanan
Vice Chairman
Cognizant

John N. Fox, Jr. [1][3]
Former Vice Chairman
Deloitte & Touche LLP

Robert W. Howe [2][3]
Chairman
ADS Financial Services Solutions

Robert E. Weissman [1][3]
Chairman
Shelburne Investments

Thomas M. Wendel [2][3]
Former Chief Executive Officer
Bridge Information Systems

Francisco D'Souza
President and
Chief Executive Officer
Cognizant

Board Committees:
(1) Compensation Committee
(2) Audit Committee
(3) Nominating and Corporate Governance Committee

Executive Officers

Lakshmi Narayanan
Vice Chairman

Francisco D'Souza
President and
Chief Executive Officer

Gordon J. Coburn
Chief Financial and
Operating Officer,
and Treasurer

Ramakrishnan Chandrasekaran
President and Managing Director,
Global Delivery

Rajeev Mehta
Chief Operating Officer,
Global Client Services

Steven Schwartz
Senior Vice President,
General Counsel
and Secretary

Transfer Agent

American Stock Transfer & Trust Co.
59 Maiden Lane
New York, NY 10038
1.800.937.5449

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
400 Campus Drive
Florham Park, NJ 07932

Form 10-K

The Company has filed its Annual Report on Form 10-K with the Securities and Exchange Commission. Many of the SEC's 10-K information requirements are satisfied by this 2007 Annual Report to Stockholders. However, a copy of the Form 10-K is available without charge upon request by contacting Investor Relations at the address or phone number listed below.

Common Stock Information

The Company's Class A common stock (CTSH) is listed on the NASDAQ Global Select Market.

Trading for the Company's Class A common stock began June 19, 1998. As of March 31, 2008, there were approximately 234 holders of record of the Company's Class A common stock and 38,947 beneficial holders of the Company's Class A common stock.

The Company has never paid dividends on its Class A common stock and does not anticipate paying any cash dividends in the foreseeable future. The following table sets forth the high and low sales price for the Company's Class A common stock for the calendar periods indicated.

Fiscal 2007	High	Low
1st Quarter	$ 47.44	$ 38.56
2nd Quarter	$ 45.31	$ 37.42
3rd Quarter	$ 43.76	$ 33.88
4th Quarter	$ 42.90	$ 29.76

Fiscal 2006	High	Low
1st Quarter	$ 30.08	$ 24.60
2nd Quarter	$ 34.51	$ 28.44
3rd Quarter	$ 37.53	$ 30.52
4th Quarter	$ 41.10	$ 36.32

Executive Offices

Glenpointe Centre West
500 Frank W. Burr Blvd.
Teaneck, NJ 07666
Phone: 201.801.0233
Fax: 201.801.0243

Annual Meeting

The Company's annual meeting for stockholders will be held at 9:30 am on Tuesday, June 10, 2008 at the Company's headquarters, Glenpointe Centre West
500 Frank W. Burr Blvd.
Teaneck, New Jersey 07666

Legal Counsel

Morgan, Lewis and Bockius, LLP
502 Carnegie Center
Princeton, NJ 08540

Internet

Additional company information is available on the World Wide Web: http://www.cognizant.com.

Investor Relations

Requests for financial information should be sent to:
Gordon J. Coburn
Chief Financial and Operating Officer
Cognizant Technology Solutions
Glenpointe Centre West
500 Frank W. Burr Blvd.
Teaneck, New Jersey 07666
Phone: 201.801.0233

galperin design, inc., nyc



Cognizant

World Headquarters
Glenpointe Centre West
500 Frank W. Burr Blvd.
Teaneck, New Jersey 07666
phone: 201.801.0233
fax: 201.801.0243
toll free: 888.937.3277
www.cognizant.com

END